ธนาคารกสิกรไทย
KASIKORNBANK

Piengchai Pookakupt, Ph.D.

12g3-2(b) File No.82-4922

Ref. No. OS.189/2009

November 12, 2009

SUPPL

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

U.S.A.

SEC Mail Processing
Section

NOV 12 2009

Washington, DC
110

09047356

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

dlw 11/24

EXCELLENCE

Management Discussion and Analysis (MD&A)

For the Quarter Ending September 30, 2009

ธนาคารกสิกรไทย
KASIKORNBANK

เครือธนาคารกสิกรไทย KASIKORNBANKGROUP
บริการทุกระดับประทับใจ Towards Service Excellence

Executive Summary
Management Discussion and Analysis
For the Quarter Ending September 30, 2009

In the third quarter of 2009, KASIKORNBANKGROUP (KGroup) continued to adhere to our customer-centric strategy with the goal of providing the best and comprehensive financial service solutions - comprising a wide range of financial services, plus integrated knowledge in financial service deliveries under the "K Now" project - to meet the needs of customers. In our operating performance during the third quarter of 2009, the Bank's consolidated net income totaled Baht 3,720 million, increasing by Baht 15 million, or 0.40 percent, over the second quarter of 2009. This increase in net income was due mainly to an over-quarter increase in non-interest income following a rise in fee and service income. Meanwhile, net interest and dividend income fell slightly.

On our balance sheet, the Bank's consolidated assets, as of September 30, 2009, equaled Baht 1,242,008 million, increasing by Baht 54,165 million, or 4.56 percent, over the end of June 2009, mainly attributable to a Baht 34,788 million increase in interbank and money market items, and a Baht 16,132 million gain in net investments, as well as higher loans. As of September 30, 2009, the Bank's consolidated loans amounted to Baht 883,049 million, increasing by Baht 1,401 million, or 0.16 percent, over the end of June 2009. Our net NPL ratio to total loans was 1.82 percent, down compared to the 1.91 percent seen at the end of June 2009. Similarly, our gross NPL ratio to total loans equaled 3.70 percent, down from the 3.74 percent reported at the end of June 2009. The consolidated liabilities of the Bank, as of September 30, 2009, totaled Baht 1,122,740 million, rising by Baht 51,521 million, equivalent to a 4.81-percent growth over-quarter, in tandem with increases in deposits, as well as interbank and money market items. Our deposits equaled Baht 938,190 million, up by Baht 29,165 million, or 3.21 percent, over the end of June 2009. Meanwhile, total consolidated equity amounted to Baht 119,268 million, increasing by Baht 2,644 million, or 2.27 percent, over the end of June 2009, largely as a result of the operating profits for the third quarter of 2009. The capital adequacy ratio of the Bank amounted to 16.32 percent, where our Tier-1 and Tier-2 capital were 10.90 percent and 5.42 percent, respectively.

Regarding the Bank's core business operations, over-quarter loan growth was seen in every customer segment, including Corporate, SME and Retail Business loans. This broad-based growth not only reflected support from more evident signs of economic recovery at home, but also our ongoing efforts in providing both financial and non-financial assistance to customers. In addition to financial advisory services offered to customers, we also improved our products and services to meet the diverse needs of each customer segment, along with developing and expanding the network of our main sales and service channels. However, low money market yields caused the total and dividend income of our treasury operations (banking book) to decline over-quarter.

With regards to the direction of business operations related to K Companies, KGroup plans to restructure our factoring business, which is now operated by KASIKORN FACTORING CO., LTD. (KFactoring). From 2010 onwards, KGroup's factoring business will be handled by KBank, which will help better facilitate factoring-related business expansion, broaden business opportunity, as well as develop service potentiality. As for KFactoring, their primary business will focus on providing complete machinery and equipment leasing and hire-purchase services.

In addition to the aforementioned efforts, we continue to make progress on our risk management in every dimension, particularly credit and liquidity risk management. Moreover, additional work has been done in human resource and IT management development, while the Bank's strategic project under "K-Transformation" proceeding as planned.

Content

	Page
1. Overview	1
1.1 Overview of Economy, Banking Industry and Regulatory Changes	1
❑ Thailand's Economy in the Third Quarter of 2009	1
❑ Banking Industry and Competition	2
❑ Regulatory Changes	2
1.2 Direction of Business Operations	4
2. Operating Performance and Financial Position Analysis	6
2.1 Operating Performance	6
2.2 Financial Position Analysis	10
2.3 Capital Requirements and Credit Ratings	12
3. Operations of Core Businesses	15
3.1 Business Overview	15
3.2 Customer Segments	15
3.3 Product Groups, and Sales and Service Channels	18
3.3.1 Product Groups	18
3.3.2 Sales and Service Channels	25
3.4 Financial Position	28
3.5 Treasury Operations	29
❑ Operating Environment	29
❑ Business Operations in the Third Quarter of 2009	30
❑ Financial Position	30
4. Risk Management and Risk Factors	32
4.1 Credit Risk Management	32
• Outstanding Loans	32
• Non-performing Loans	33
• Allowance for Doubtful Accounts and Revaluation Allowance for Debt Restructuring	34
• Foreclosed Properties	34
• Phethai Asset Management Company Limited	35
4.2 Liquidity Risk Management	35
4.3 Other Risk Management	36
5. Operations of Support Groups	37
❑ Human Resource Management for the Highest Business Efficiency of KASIKORNBANKGROUP	37

	Page
❑ IT Security Policy and Infrastructure	37
❑ K-Transformation	38
6. KASIKORNBANK's Investments in Subsidiary and Associated Companies	39

1. Overview

1.1 Overview of Economy, Banking Industry and Regulatory Changes

❑ Thailand's Economy in the Third Quarter of 2009

Thailand's economy is expected to contract 3.3 percent, year-on-year, in the third quarter of 2009, improving from the 4.9-percent contraction in the second quarter of 2009. This positive development was aided by stabilization seen in key economic indicators including manufacturing production, crop production, private investment and consumption, as well as exports, in accordance with the global economic recovery and government economic stimulus efforts. Meanwhile, the Headline Consumer Price Index (CPI) dropped 2.2 percent over-year, versus the 2.8-percent fall in the previous quarter; this figure continued to be influenced by the living cost subsidy programs of the government and the high-base comparison. Moreover, a plunge in imports exceeding that of exports resulted in a higher surplus in the country's trade balance, thereby lending support to the Baht against the U.S. Dollar.

Thailand Economic Growth Forecast

(Units: Year-on-year percentage change, or as otherwise indicated)

	Q3-2009	Q2-2009
Private Consumption Index	-2.4	-4.3
Private Investment Index	-11.6	-15.7
Manufacturing Production Index	-5.6	-9.2
Agriculture Production Index	-2.6	-6.0
Exports	-17.5	-26.1
Imports	-28.3	-33.0
Trade Balance (USD millions)	5,118	3,896
Current Account (USD millions)	3,713	2,778
Headline CPI Inflation	-2.2	-2.8
Gross Domestic Product (GDP)	-3.3	-4.9

Sources: The Bank of Thailand, NESDB and KASIKORN RESEARCH CENTER CO., LTD.

Despite such economic improvements seen in the third quarter of 2009, major economic indicators and Headline CPI remained in the red, and many economic uncertainties persist. As a result, the Bank of Thailand (BoT) resolved to maintain their policy rate unchanged at 1.25 percent throughout the third quarter of 2009. At the same time, commercial banks maintained a cautious approach towards lending and risk management, despite tough competition among them to grow their customer bases.

Banking Industry and Competition

For the third quarter of 2009, the Thai commercial banking system recorded net profits that were higher than in the previous quarter and the same quarter of last year. Compared to the previous quarter, the higher net profits were due to lower allowances for bad debts and doubtful accounts, including losses on debt restructuring. Interest expenses were also down due to lower deposits, plus a decrease in deposit costs following earlier deposit rate cuts. Meanwhile, non-interest income rose, particularly fee income, gains on exchange, insurance premium income of commercial bank subsidiaries, as well as special income – including profits from sales of foreclosed properties. This reflects commercial bank efforts to minimize the negative impacts of declining interest and dividend income – being a main source of commercial bank income – after the recent positive economic signs have not yet lent much support to banking credit extension.

On the balance sheet at the end of the third quarter, net loans of the 14 Thai commercial banks showed contractions of 1.2 percent over-quarter, versus the 0.5-percent drop in the second quarter of 2009. Meanwhile, deposits contracted 0.7 percent over-quarter. Hence, liquidity conditions at Thai commercial banks remained high amid low returns from the liquidity, particularly those from investments in the short-term money market. At the end of the third quarter of 2009, the ratio of gross non-performing loans was at 5.72 to total loans, close to the level of 5.76 percent seen at the end of the second quarter.

Competition in the core businesses – particularly lending – remained intense, both among commercial banks and with capital market securities, particularly private debentures. Apparently, during the third quarter of 2009, private debenture issuances remained quite active, thereby resulting in cooling demand for commercial bank loans among large business enterprises. Regarding the deposit competition, it also became tougher, especially due to entries of other savings and investment alternatives – such as mutual funds investing in overseas securities, private debentures, savings bonds under the "Thai Kem Kaeng" investment program of the Ministry of Finance, as well as savings bonds issued by the BoT, all of which were worth over a hundred billion Baht. As a result, many commercial banks introduced deposit products with special interest rates, along with sales promotional programs to maintain their deposit customer base and liquidity condition during the quarter.

Regulatory Changes

Some important regulatory changes in the third quarter of 2009 that may affect KASIKORNBANK operations can be summarized, as below:

- Criteria, Procedures and Conditions for Exemptions of Income Tax on Interest Income from Savings Deposits

Notification of the Director-General of the Revenue Department on Income Tax (No. 181) Subject: Criteria, Procedures and Conditions for Exemptions of Income Tax on Interest Income from Savings Deposits in the Kingdom of Thailand, dated July 22, 2009, which came into force on January 1, 2009, contains salient points as follows:

1. Individual taxpayers who have derived interest income from all of their savings deposit accounts with aggregate value of less than Baht 20,000 during a given tax year shall be exempted from tax payment.

2. Individual taxpayers who have derived interest income from all of their savings deposit accounts with aggregate value exceeding Baht 20,000 during a given tax year are required to notify their banks to deduct a withholding tax from their interest income, which shall be further submitted to the Revenue Department.

3. Each commercial bank with more than Baht 20,000 of deposit interest payment in aggregate to an individual taxpayer is obligated to withhold tax upon making the payment of the deposit interest to the depositor before further submitting the tax to the Revenue Department.

This Notification, which is an amendment to the item 5 of Notification of Director-General of the Revenue Department No. 55, provides greater practical clarity for both customers and the Bank. The Bank has thus rechecked relevant details of our savings deposit customers, along with withholding tax procedures, ensuring that the Bank's current practices are in fully compliance with the criteria.

- Criteria, Procedures and Conditions for Support of Debt Restructuring Procedures

Two Notifications of the Ministry of Interior dated July 27, 2009 on Criteria for a Reduction of Fees for Juristic Acts and Right Registration under the Land Code, and Criteria for a Reduction of Fees for Juristic Acts and Right Registration under the Condominium Act, provide some key salient points. Debtors who have entered into a debt restructuring agreement with financial institutions shall be provided a reduction of fees for right registration and juristic acts for the transfer of properties/condominiums, and a reduction of mortgage registration fee for properties/condominiums, from the normal rate to 0.01 percent.

In addition, Notification of the Director-General of the Revenue Department on Criteria, Procedures and Conditions of loan accounts that require debt restructuring in accordance with the debt restructuring criteria of financial institutions, dated September 1, 2009, enforced under the Bank of Thailand (BoT) notifications during January 1-December 31, 2009, provided clarification of definition of loan accounts under debt restructuring. Apparently, these loan accounts must be in

compliance with loan classification and provisioning criteria of financial institutions and the debt restructuring criteria of financial institutions, enforced under the BoT notifications. The definition will include loan accounts which were classified before 2009 or within December 31, 2009.

The aforesaid Notifications were issued under two major laws – the Royal Decree issued in accordance with the Revenue Code governing tax exemptions No. 483, B.E. 2552 (2009), and the Ministerial Regulation No. 270, B.E. 2552 (2009) issued in accordance with the Revenue Code governing Loan Write-Offs. These Notifications are part of the government's policies focusing on the acceleration of debt-restructuring procedures, in order to mitigate the potential impacts of the global economic downturn on borrowers, creditors and guarantors, as well as financial institutions. According to the Notifications, some tax incentives would be limited to debt restructuring accomplished within 2009 only.

In addition to providing more clarity regarding the scope of debts to benefit from the tax exemptions based on debt restructuring and loan write-offs, the aforesaid Notifications are expected to increase incentives for borrowers to enter the debt restructuring process. So doing will help reduce non-performing loans of the financial system, as well as the Bank.

1.2 Direction of Business Operations

In the third quarter of 2009, KASIKORNBANKGROUP (KGroup) continued to adhere to our customer-centric strategy with the goal of providing the best and comprehensive financial service solutions – comprising a wide range of financial services, plus integrated knowledge in financial service deliveries under the "K Now" project – to meet the needs of customers. In achieving the best total financial service solutions, extensive studies have been conducted, allowing us to understand customers' difficulties in their business operations which helps us to offer suitable products and services under the KASIKORNBANKGROUP brand – comprising KBank, KFactoring, KAsset, KResearch, KSecurities, as well as KLeasing – to effectively solve the customers' problems and meet their business requirements.

Additionally, KGroup plans to restructure our factoring business, which is now operated by KFactoring. From 2010 onwards, KGroup's factoring business will be handled by KBank, which will help facilitate factoring-related business expansion, broaden business opportunities, as well as develop service potentiality. As a result, customers will be able to have more convenient access to our factoring services, both in Baht and foreign currencies, via our network of 60 International Trade Service Offices across the country. Moreover, customers using KBank's factoring services for their international trade will benefit from these broadened business opportunities in international markets, while KGroup is able to expand the scope of our factoring services more effectively. As for KFactoring, their primary business will focus on providing complete machinery and equipment

leasing and hire-purchase services in three main types, comprising hire purchase, financial lease and operating lease. This restructuring will allow KFactoring to effectively respond to the diverse needs of all customer segments, both machinery suppliers and those with funding needs for the purchase of machinery and equipment.

KASIKORNBANK believes that actions in compliance with good corporate governance principles will sustain our business undertakings, and assist the Bank in achieving key business targets and creating maximum benefits for our shareholders. Our continuous focus upon good corporate governance has brought us wide recognition, as evidenced from the results of an assessment of the 2009 Annual General Meetings (AGM) of listed companies, carried out by the Listed Companies Association and the Securities and Exchange Commission, Thailand. The Bank received an "Excellent" rating, in addition to honors for exemplary performance in the conducting of our AGM, for the fourth consecutive year. Moreover, the Bank has achieved the Best Corporate Governance in Thailand 2004-2008 and was fourth place in all of Asia, as ranked by *Asiamoney* magazine.

2. Operating Performance and Financial Position Analysis

2.1 Operating Performance

Operating Performance for the Third Quarter of 2009

(Units: Million Baht)

	Q3-2009	Q2-2009	Change		Q3-2008	Change	
			Million Baht	Percent		Million Baht	Percent
Income from interest and dividends	13,211	13,822	(611)	(4.42)	15,590	(2,379)	(15.26)
Interest expense	2,517	3,072	(555)	(18.07)	4,641	(2,124)	(45.77)
Net income from interest and dividends	10,694	10,750	(56)	(0.52)	10,949	(255)	(2.33)
Bad debts and doubtful accounts	1,863	1,603	260	16.22	1,236	627	50.73
Loss on debt restructuring	355	944	(589)	(62.39)	659	(304)	(46.13)
Non-interest income	6,636	5,959	677	11.36	5,032	1,604	31.88
Non-interest expense	9,510	9,334	176	1.89	8,310	1,200	14.44
Income tax expense	1,882	1,123	759	67.59	1,940	(58)	(2.99)
Operating profit (Before bad debts and doubtful accounts, loss on debt restructuring and income tax expense)	7,820	7,375	445	6.03	7,671	149	1.94
Net Income	3,720	3,705	15	0.40	3,836	(116)	(3.02)

The Bank's consolidated net income for the third quarter of 2009 totaled Baht 3,720 million, increasing by Baht 15 million, or 0.40 percent, over Baht 3,705 million for the second quarter of 2009. This was due mainly to an over-quarter increase in non-interest income of Baht 677 million, or 11.36 percent. Of note was a Baht 616 million rise in fee and service income, equivalent to a 13.23-percent growth, largely attributable to fees from sales of products and financial services such as ATMs, debit cards and credit cards, as well as to loan-related fee and service income. This resulted in a higher ratio of non-interest income to total income of 38.29 percent in the third quarter of 2009, from 35.66 percent in the second quarter of 2009. Meanwhile, net interest and dividend income fell slightly, by Baht 56 million, or 0.52 percent, from the previous quarter, as a result of a Baht 630 million drop in interest income from loans, representing a 5.27-percent decrease, following lower average lending rates compared to the previous quarter. This occurred despite a fall in interest expense, in tandem with lower average deposit rates compared to the preceding quarter, and high-yield fixed-term special deposits that came due. Non-interest expense amounted to Baht 9,510 million, rising by Baht 176 million, or 1.89 percent, over the previous quarter.

When compared to the same quarter of 2008, the Bank's consolidated net income dropped by Baht 116 million, or 3.02 percent, due to a Baht 627 million increase in allowances for doubtful

accounts - an increase of 50.73 percent - in response to the changing economic environment. The Bank's consolidated operating profits (before adjustment for bad debts and doubtful accounts, loss on debt restructuring, as well as income tax expense) for the third quarter of 2009 rose by Baht 149 million, or 1.94 percent, over the same period of 2008. This was mainly the result of a Baht 1,604 million increase in non-interest income, equivalent to 31.88-percent growth, in light of higher fee and service income, as well as gains on exchange. Meanwhile, net interest and dividend income fell by Baht 255 million, or 2.33 percent, owing to lower average interest rates. Non-interest expense increased by Baht 1,200 million, or 14.44 percent, due mostly to higher expenditures related to the Bank's strategic projects.

Income Structure

(Units: Million Baht)

	Q3-2009	Percent Share	Q2-2009	Percent Share	Q3-2008	Percent Share
Interest and Dividend Income						
1. Loans	11,334	57.11	11,964	60.48	13,731	66.59
1.1 Loans	6,566	33.09	6,881	34.79	7,919	38.40
1.2 Overdrafts	2,745	13.83	2,784	14.07	3,023	14.66
1.3 Bills	2,023	10.19	2,299	11.62	2,789	13.53
2. Interbank and money market items	286	1.45	192	0.97	413	2.00
2.1 Deposits	7	0.04	5	0.03	56	0.27
2.2 Loans	279	1.41	187	0.94	357	1.73
3. Finance leases	637	3.21	573	2.90	476	2.31
4. Investments	954	4.81	1,093	5.52	970	4.70
Total Interest and Dividend Income	13,211	66.58	13,822	69.87	15,590	75.60
Non-Interest Income						
1. Fee and service income						
1.1 Acceptances, avals, and guarantees	378	1.90	320	1.62	347	1.68
1.2 Others	4,893	24.65	4,335	21.92	4,000	19.40
2. Gains on exchange	1,033	5.20	875	4.42	339	1.64
3. Other income	332	1.67	429	2.17	346	1.68
Total Non-Interest Income	6,636	33.42	5,959	30.13	5,032	24.40
Total Income	19,847	100.00	19,781	100.00	20,622	100.00

The Bank's consolidated income consists of two main components: interest and dividend income, plus non-interest income. During the third quarter of 2009, the proportion of interest and dividend income to total income equaled 66.58 percent, while the proportion of non-interest income to

total income was 33.42 percent, compared to 69.87 percent and 30.13 percent, respectively, in the second quarter of 2009, and the 75.60 percent and 24.40 percent, respectively, in the third quarter of 2008.

❑ Net Income from Interest and Dividends

The Bank's consolidated net interest and dividend income for the third quarter of 2009 totaled Baht 10,694 million, falling slightly, by Baht 56 million, or 0.52 percent, from the second quarter of 2009. Also, it had decreased by Baht 255 million, or 2.33 percent, from the same period of 2008.

Net Income from Interest and Dividends

(Units: Million Baht)

	Q3-2009	Q2-2009	Change	Q3-2008	Change
Income from interest and dividends	13,211	13,822	(611)	15,590	(2,379)
• Loans	11,334	11,964	(630)	13,731	(2,397)
• Interbank and money market items	286	192	94	413	(127)
• Finance leases	637	573	64	476	161
• Investments	954	1,093	(139)	970	(16)
Interest expense	2,517	3,072	(555)	4,641	(2,124)
Net income from interest and dividends	10,694	10,750	(56)	10,949	(255)
% Net interest margin (NIM)	3.75	3.82		4.26	

The Bank's consolidated interest and dividend income for the third quarter of 2009 amounted to Baht 13,211 million, dropping by Baht 611 million, or 4.42 percent, from the second quarter of 2009. This was mainly due to a Baht 630 million decrease in interest income from loans, equivalent to a 5.27-percent fall, following lower average lending rates compared to the previous quarter. Interest expense fell by Baht 555 million, or 18.07 percent, in light of a Baht 439 million decline in interest expense from deposits, equivalent to a 21.51-percent drop, along with a decrease in average deposit rates, as well as high-yield fixed-term special deposits that came due. Our net interest margins equaled 3.75 percent in the third quarter of 2009, lower than the 3.82 percent in the previous quarter.

When compared to the same quarter of 2008, our consolidated interest and dividend income dropped by Baht 255 million, or 2.33 percent, mainly attributable to a Baht 2,397 million decrease in interest income from loans, representing a 17.46-percent fall, in the wake of lower average interest rates. This occurred despite a decline in interest expense from deposits for the same reason. Interest expense fell by Baht 2,124 million, or 45.77 percent, owing to a drop in deposit costs. As for our net interest margins, they dropped by 0.51 percent, from the 4.26 percent seen in the third quarter of 2008.

Non-Interest Income

The Bank's consolidated non-interest income for the third quarter of 2009 amounted to Baht 6,636 million, up by Baht 677 million, or 11.36 percent, over the previous quarter. Of note was a Baht 616 million increase in fee and service income, equivalent to a 13.23-percent rise, largely due to fees from sales of products and financial services such as ATMs, debit cards and credit cards, as well as loan-related fee and service income. Gains on exchange also increased by Baht 158 million, or 18.06 percent. However, gains on investments dropped by Baht 126 million, or 43.90 percent, as a result of the Bank's profit-taking on bonds amid favorable market conditions in the second quarter of 2009.

When compared to the same quarter of 2008, our consolidated non-interest income rose by Baht 1,604 million, or 31.88 percent, due primarily to a Baht 923 million increase in fee and service income (representing a rise of 21.24 percent), a Baht 695 million increase in gains on exchange, as well as a Baht 49 million increase in gains on investments.

Non-Interest Expense

The Bank's consolidated non-interest expense during the third quarter of 2009 totaled Baht 9,510 million, increasing slightly by Baht 176 million, or 1.89 percent, over the previous quarter. This was mainly the consequence of an increase in other expenses, as well as fee and service expenses, along with our business expansion.

When compared to the same quarter of 2008, our consolidated non-interest expense rose by Baht 1,200 million, or 14.44 percent, due particularly to an increase in other expenses, higher premises and equipment expenses following the Bank's strategic projects, a rise in fee and service expenses along with our business expansion, as well as higher personnel expenses in tandem with our growing number of new staff.

Bad Debt and Doubtful Accounts, and Loss on Debt Restructuring

For the third quarter of 2009, the Bank and subsidiaries set aside allowances for doubtful accounts and incurred losses on debt restructuring totaling Baht 2,218 million, dropping by Baht 329 million over-quarter, but increasing by Baht 322 million over-year. The over-year increase was mainly in response to the changing economic environment.

2.2 Financial Position Analysis


Units: Million Baht
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
Dec. 31, 2008
Jun. 30, 2009
Sep. 30, 2009
Loans and accrued interest receivables
Investments
Interbank and money market items (asset)
Cash
Other assets
Deposits
Borrowings
Interbank and money market items (liability)
Other liabilities

❑ Assets

As of September 30, 2009, the Bank's consolidated assets totaled Baht 1,242,008 million, increasing by Baht 54,165 million, or 4.56 percent, over the Baht 1,187,843 million at the end of June 2009. However, it had decreased by Baht 62,037 million, or 4.76 percent, from the Baht 1,304,045 million at the end of 2008.

The over-quarter increase in our consolidated assets was mainly attributable to increases in interbank and money market items, net investments, as well as loans.

- Interbank and money market items (asset), at the end of September 2009, amounted to Baht 102,261 million, up by Baht 34,788 million, or 51.56 percent, over the end of June 2009. This was as a result of the Bank's liquidity management.
- Net investments, at the end of September 2009, equaled Baht 179,889 million, rising by Baht 16,132 million, or 9.85 percent, over the end of June 2009, because of increased liquidity from higher deposits and private repurchase transactions. The Bank, therefore, managed such increased liquidity through investments in the repurchase market.

Investments


Units: Million Baht
200,000
150,000
100,000
50,000
0
12,174
1,779
146,490
11,413
1,429
163,685
Jun. 30, 2009
Sep. 30, 2009
Government and State Enterprise Securities
Private Enterprise Debt Instruments
Foreign Debt Instruments
Equity Securities

- The Bank's consolidated loans, at the end of September 2009, totaled Baht 883,049 million, increasing by Baht 1,401 million over-quarter, or growth of 0.16 percent, due primarily to increases in trade finance, housing, as well as commercial loans. Meanwhile, our net non-performing loans (Net NPLs) ratio to total loans, at the end of September 2009, equaled 1.82 percent, down compared to 1.91 percent at the end of June 2009. Similarly, the gross NPL ratio to total loans was at 3.70 percent at the end of September 2009, falling compared to 3.74 percent at the end of June 2009.

Financial Ratios

(Units: Percent)

Financial Ratios	Sep. 30, 2009	Jun. 30, 2009
Net NPLs to Total Loans	1.82	1.91
Gross NPLs to Total Loans	3.70	3.74

Liabilities and Equity

The consolidated liabilities of the Bank, at the end of September 2009, totaled Baht 1,122,740 million, increasing by Baht 51,521 million, or 4.81 percent, over the Baht 1,071,219 million at the end of June 2009. Consolidated liabilities that had changed significantly relative to the previous quarter included:

- Deposits, at the end of September 2009, amounted to Baht 938,190 million, up by Baht 29,165 million, or 3.21 percent, over the end of June 2009. This was mainly as a result of increased fixed-term deposits with special interest rates, as part of our efforts to expand savings and investment alternatives for customers.

- Interbank and money market items (liability), at the end of September 2009, equaled Baht 48,969 million, rising by Baht 17,573 million, or 55.97 percent, over the end of June 2009. This was due mainly to private repurchase borrowing.

At the end of September 2009, total consolidated equity amounted to Baht 119,268 million, increasing by Baht 2,644 million, or 2.27 percent, over the Baht 116,624 million at the end of June 2009. This increase was the result of the Baht 3,720 million operating profit for the third quarter of 2009, despit the Baht 1,197 million interim dividend payouts for the first half of 2009.

❑ Relationship Between Sources and Uses of Funds

At the end of September 2009, the funding structure as shown in the consolidated financial statement comprised Baht 1,122,740 million in liabilities and Baht 119,268 million in equity, resulting in a debt-to-equity ratio of 9.41. The major source of funds on the liabilities side was deposits, which equaled Baht 938,190 million, or 75.54 percent of the total. Other sources of funds included interbank and money market items, plus borrowing, which accounted for 3.94 percent and 6.49 percent of the total, respectively.

The Bank and subsidiaries' major use of funds was loans. At the end of September 2009, loans totaled Baht 883,049 million, resulting in a loan-to-deposit ratio of 94.12 percent. As for remaining liquidity, the Bank invested it in various liquid assets, such as interbank and money market items, as well as investments in securities.

2.3 Capital Requirements and Credit Ratings

❑ Capital Funds

As of September 30, 2009, the Bank had capital funds of Baht 154,158 million, consisting of Baht 102,962 million in Tier-1 capital, and Baht 51,196 million in Tier-2 capital. The capital adequacy ratio of the Bank was 16.32 percent, significantly above the BoT's minimum requirement of 8.50 percent. Details of the capital adequacy ratio of the Bank are shown in the following table:

Capital Adequacy Ratio*

(Units: Percent)

Capital Adequacy Ratio**	Sep. 30, 2009	Jun. 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sep. 30, 2008
Tier-1 Capital Ratio	10.90	10.39	10.17	9.84	10.76
Tier-2 Capital Ratio	5.42	5.52	5.46	5.21	3.68
Capital Adequacy Ratio	16.32	15.91	15.63	15.05	14.44

Note: * These ratios do not include the net profits of each accounting period. According to BoT regulations, the net profit of the first half of the year shall be included in the institution's capital after approval by the Bank's Board of Directors. The net profit for the second half of the year shall be included in that capital after approval by a General Meeting of Shareholders. However, if there is a net loss, the loss must be deducted from capital immediately.

** Based on the risk assets of the Bank. From December 2008 onwards, the Bank has begun to maintain regulatory capital by adopting the Standardized Approach (SA), in accordance with the BoT's Basel II principle. As for the capital funds before that time, the calculation was based on the risk assets of the Bank and our AMC.

Capital Adequacy Ratio
(Including the net profit of each accounting period)

(Units: Percent)

Capital Adequacy Ratio*	Sep. 30, 2009	Jun. 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sep. 30, 2008
Tier-1 Capital Ratio	11.24	11.08	11.29	10.53	11.20
Tier-2 Capital Ratio	5.40	5.52	5.45	5.21	3.68
Capital Adequacy Ratio	16.64	16.60	16.74	15.74	14.88

Note: * Based on the risk assets of the Bank. From December 2008 onwards, the Bank has begun to maintain regulatory capital by adopting the Standardized Approach (SA), in accordance with the BoT's Basel II principle. As for the capital funds before that time, the calculation was based on the risk assets of the Bank and our AMC.

❑ Credit Ratings

At the end of September 2009, the Bank's credit rating given by Moody's Investors Service, Standard & Poor's, and Fitch Ratings had remained unchanged from the end of June 2009. In addition, Standard & Poor's assigned ASEAN regional scale ratings for KASIKORNBANK on July 14, 2009. Details are shown in the following table:

KASIKORNBANK's Credit Ratings

Credit Ratings Agency	September 30, 2009
Moody's Investors Service **	
Foreign Currency	
Outlook	Negative
Long-term - Debt	n.a.*
- Deposit	Baa1
Short-term - Debt/Deposit	P-2

Credit Ratings Agency	September 30, 2009
Subordinated Debt	Baa1
Bank Financial Strength Rating (BFSR)	D+
Outlook for BFSR	Stable
Domestic Currency	
Outlook	Stable
Long-term - Deposit	A3
Short-term - Debt/Deposit	P-1
Standard & Poor's **	
Global Scale Ratings	
Outlook	Stable
Long-term - Debt/Certificate of Deposit	BBB
Short-term - Debt/Certificate of Deposit	A-2
Subordinated Debt (Foreign Currency)	BBB-
Bank Fundamental Strength Rating (BFSR) (Local Currency)	C
ASEAN Regional Scale Ratings	
Long-term - Debt/Certificate of Deposit	axA
Short-term - Debt/Certificate of Deposit	axA-1
Fitch Ratings **	
International Credit Ratings (Foreign Currency)	
Outlook	Negative
Long-term Issuer Default Rating	BBB+
Short-term Issuer Default Rating	F2
Subordinated Debt	BBB
Individual	C
Support	2
National Credit Ratings	
Outlook	Stable
Long-term	AA(tha)
Short-term	F1+(tha)
Subordinated Debt	AA-(tha)

Note: * Moody's Investors Service does not assign ratings to the Bank's long-term debt.

** The base levels for investment grade on long-term credit ratings for Moody's Investors Service, Standard & Poor's, and Fitch Ratings are Baa3, BBB- and BBB-, respectively. For short-term credit ratings, the base levels for investment grade as viewed by these three agencies are P-3, A-3, and F3, respectively.

3. Operations of Core Businesses

3.1 Business Overview

In the third quarter of 2009, although the Thai economy began to show signs of improvement, the path to recovery still faces domestic and external economic uncertainties. Meanwhile, domestic demand in the private sector remained weak. These situations indicated that a sustainable economic recovery still needs support from the government's economic stimulus efforts, particularly the "Thai Kem Kaeng" investment program, in addition to the maintenance of political stability, which would boost private sector confidence, investment and spending, thereby leading to a solid economic rebound, going forward.

Amid such economic uncertainties, KGroup continues to emphasize our commitment to meeting the diverse needs of customers through offering a complete range of financial products and services, together with implementation of efficient risk management, in order to support customers' business recovery in line with the country's positive economic momentum. In addition to our ongoing endeavor to develop products and services responding to customers' business requirements and facilitating their convenient cash management, we also aim to equip all of our corporate and SME business customers with business and financial management knowledge. Advisory services have been provided to our retail customers, while we continued to help relieve customer burdens of fees and loan installment payments. All of the aforementioned efforts have been reflected in our improving operational efficiency in the dimensions of customer groups, product domains and distribution channels in the third quarter of 2009. To summarize:

3.2 Customer Segments

- Multi-Corporate Business

  Despite more signs of economic recovery in the third quarter of 2009, the economy is still facing uncertainties, particularly risks involving domestic political situations and global economic recovery which remains in its initial stage, as well as the outbreak of Influenza A (H1N1). All of these factors have affected business sentiment in various industries, as well as confidence among both domestic and overseas investors. To help lessen such impacts, in the third quarter of 2009, we focused on maintaining and providing support to our prospective customers in the Multi-Corporate Business segment, while organizing several activities to strengthen cordial relationship with them. For example, we held interactive seminars between the Bank and business entrepreneurs to exchange opinions and knowledge in different business dimensions. So doing not only allows us to comprehend more of our customers' businesses, but also helps enhance customers' financial management efficiency, and builds their trusts for business partnership with us in the future.

In addition, we arranged other activities that helped to add more business channels and opportunities for domestic and overseas customers operating in the same industry. We also co-organized activities with several organizations with the aim of providing knowledge in various dimensions suited to the different needs of each customer group.

- Large Corporate Business

With the primary objective of supporting business operators in the efficient handling of lingering economic uncertainties, the Bank has organized numerous workshops. All are carried out with the aim of providing our customers knowledge of strategic planning and marketing strategy, sustainable business administration, leadership potential enhancement, as well as human resource management. In addition, the Bank continued to put an emphasis on enhancing cordial relationship between our management and business entrepreneurs, while the skills of our relationship managers were consistently upgraded.

- Medium Business

In the third quarter of 2009, the competition in credit markets for SME customers became more intense, as recovery signs emerging in many businesses have encouraged commercial banks, particularly large-scale ones, to adopt a more proactive lending strategy, and launch several sales promotional campaigns to increase credit demand among business proprietors. In order to maintain our competitiveness and leadership in the SME loan market, the Bank developed various credit products and new sales promotions for the Medium Business segment during the quarter, such as K-Equipment Finance, K-SME Buffet Package 2009, along with K-SME All-in-1 Account. The K SME Value Plus project was also launched with an aim of offering Medium Business customers some special benefits and activities for their knowledge and relationship enhancement, as well as financial value creation among their businesses. Besides these efforts, we continued to roll out public relations activities to promote our products and services, while further developing our cordial relationship with customers through the arrangement of seminars. Seminars of note included seven seminars focusing on risk management for entrepreneurs in Bangkok, and also seminars to equip customers with knowledge of the Bank's international trade products. Moreover, we also organized special seminar sessions for Japanese, Korean and Chinese customers to introduce our products and services that best suit their needs. All of these events met a successful outcome, with numbers of customers showing interest in our financial products, and applying for our advisory services. As part of our strategy to strengthen customer relationships, we also arranged contract signing events with four customers' companies during the quarter.

- Small and Micro Business

We continued to place an emphasis on creating new products and services, as well as launching sales promotional programs to best suit the needs of our Small and Micro Business customers. In the third quarter of 2009, the Bank introduced K-Equipment Finance, while coordinating with our business ally, PTT PCL, to launch the KBank Fleet Card, which provides working capital credit lines for business spending under specified conditions. In addition, the Bank has launched additional sales promotional campaigns, including the "Credit Interest Rebate 10% 10 Months" program to serve both existing and new customers. Meanwhile, many activities aiming to strengthen customer relationships were arranged, including 19 seminars providing economic and business-related knowledge to customers in Bangkok and upcountry areas, and several interactive seminars for exporters focusing on knowledge of the Bank's products and services related to international financial business and cash management. Five major events were also organized, providing opportunities for our sales teams to offer credit product-related advices to community business customers across the country.

- Signature Segment

Based on our main strategy to increase the number of customers, the Bank not only continues to seek new customers, but is also trying to upgrade Middle Income customers with potential into the Signature segment by cross-selling and promoting investment products. To achieve this objective, the Bank arranged more specific sales promotional programs in the third quarter of 2009, with our relationship managers introducing suitable financial products to the group of physicians in leading hospitals, as well as strengthening relationships with them. Meanwhile, various sales promotions were arranged for Middle Income customers with the potential to be in the Signature segment, in order to increase their holding of our investment products.

- Middle Income Segment

With our goal of increasing the number of customers, sales of products, the use of services, as well as customer satisfaction, we have introduced a variety of products that best fit the needs of this customer group. After launching the K-My Debit Card with a campaign aimed at the newly employed in the second quarter of 2009, we continued to publicize this product in the third quarter of this year, in order to increase its recognition and convince more Middle Income customers to apply for the K-My Debit Card. Also, the Bank has expanded the channels to apply for this card by increasing the number of kiosks nationwide, modernizing its website, arranging marketing activities, and rolling out advertisements of this product via mass media outlets. In addition to the K-My Debit Card, the Bank has

introduced new car insurance products, as well as K-Car to Cash, in order to enhance liquidity for car owners.

- Mass Segment

The Bank has adhered to our goal of attracting new customers by upgrading those with potential into the Middle Income segment. Meanwhile, the Bank has promoted the use of electronic channels among Mass customers, which not only helps enhance customer convenience, but also highlights our leadership in technology advancement. During the third quarter of 2009, we expanded the customer base by focusing on the group of students in universities and campuses where KBank branches are located. So doing helps create brand recognition and encourages them to use our financial products and services after graduation. We also enhanced the benefits related to medical fees under the personal accident coverage for the K-Max Debit Card — a debit card that provides accident coverage — in order to better serve customers, particularly office workers. Meanwhile, we extended the period for K-MOBILE BANKING's sales promotional campaigns to help broaden the customer base using our service via electronic channels. Also, our payment, funds transfer and mobile top-up services via electronic channels have been improved for 24-hour service availability to meet customers' demand for conventional financial transactions with the utmost convenience. Moreover, the Bank tried to upgrade Mass customers with potential into the Middle Income segment by introducing products that fit their needs, including credit cards, hospitalization income protection insurance products, as well as special deposit products.

3.3 Product Groups, and Sales and Service Channels

3.3.1 Product Groups

In addition to the launch of major sales promotional programs and public relations activities, the Bank, in the third quarter of 2009, continued to develop and offer new products and services, as follows:

	Details
Domestic Credit Products and Letters of Indemnity-Borrowing	New Products and Services • K-Equipment Finance, featuring a credit line to support the purchase or hire purchase of machinery for our Medium Business, plus Small and Micro Business customers at special interest rates and fees with loan terms of 36 or 48 months, under the established conditions. • Factoring with Recourse - a short-term revolving credit for the purchase of account receivables for our Medium Business, plus Small and Micro Business customers at variable interest rates based on loan limits.

	Details
	• K-P/O and Invoice Financing - a loan product that comprises pre-shipment financing which features short-term P/N line upon the receipt of invoices, and post-shipment financing facility that offers factoring services by providing short-term working capital to customers via the purchase of their account receivables. Product Development and Service Enhancements • Expansion of Centralized L/I and Centralized P/N project to all metropolitan branches, aiming at standardizing our service delivery and enhancing our efficiency in customers' credit use control, in order to ensure reduced operational risk for the Bank. • Handbooks for L/I product sales were launched to ensure thorough understanding of details, types and benefits of L/I products among our staff and customers, which will help increase our income and volume of usage of the Bank's Letters of Indemnity (L/I). Competition and Operational Strategy Adjustments • Operational procedure upgrade: We have improved our L/I approval procedures, aiming to shorten credit turnaround time to three business days. Major Sales Promotional Programs and Public Relations Activities • The "Credit Interest Rebate 10% 10 Months" program, which offers privileges to both existing and new customers in the form of cash rebates, based on monthly interest payments under the established conditions and promotion period. The program has received overwhelming response from customers, which resulted in more than Baht 20 billion in such loans by the end of the third quarter of 2009.
Trade Finance	New Products and Services • SLA-time guarantee for trade services: To ensure quality service and enhance our market share in the trade finance business, we have offered service delivery within a guaranteed time period under a service level agreement (SLA) standard to our trade finance customers. Clients will not be subject to service charges unless the service turnaround time meets a set timeframe. Product Development and Service Enhancements • International Trade Drop Points: To provide greater convenience to customers, KASIKORNBANK, in cooperation with DHL Express International (Thailand) Ltd., has opened six International Trade Drop Points in the central business district area of Bangkok, ensuring that customers' business will run without interruption even during non-banking hours, or on bank holidays.
Cash Management	New Products and Services • Fee payment services for land offices in Bangkok: The Bank started providing the service

	Details
	via KBank electronic channels, including K-ATM, K-Cyber Banking and K-Corporate Payment Card. This is aimed at enhancing convenience for our individual, juristic person and property developing customers in paying transaction fees at the land offices, and refunding of fees from the land offices back to customers within the same payment date. Major Sales Promotional Programs and Public Relations Activities • Electronic Funds Transfer (EFT) privilege program offers money senders stamp collection which can be used as discounts for EFT fee payments under the established conditions. For recipients, the Bank provides them with cash rebates under the condition that a certain amount of funds transfer via EFT meets the threshold. • K-SMEs Buffet Package 2009 offers customers efficient payment-related transaction management, plus accurate and swift details of account-related information. The service targets mainly Medium Business clients. • K-SME All-in-1 Account provides fee-related benefits to customers using our transaction alert and K-Cheque Alert services, plus interest rate privileges for new applicants of six-month fixed-term deposits under the established conditions and promotion period.
Securities Services	Product Development and Service Enhancements • Custodial and mutual fund supervisory services: The Bank has developed a corporate action system via SWIFT network to accommodate demands of overseas clients using our custodial services, to ensure more accurate and faster service delivery. • Registrar services: For enhanced efficiency of our internal operating procedures, the Bank has revised the printing system of unit-holder reports, significantly reducing cost and operating time, thus resulting in faster service delivery at a lower cost.
Bancassurance	New Products and Services • Perfect Business Functions is the first insurance product that offers combined accident coverage under a single insurance policy, namely product liability insurance, public liability insurance, property insurance, insurance against trade-related and building rental loss, as well as personal accident coverage. This is to broaden alternatives for customers, and enhance potential for the Bank's bancassurance business expansion.
Corporate Finance	Product Development and Service Enhancements • Offering of new services: New services of note are financial advisory services and credit facility for management buyouts, allowing a company's existing executives to acquire a larger stake and ability to control the company. So doing will allow them to focus more on the company's long-term business goal, while also offering options to minority shareholders to sell back shares.

	Details
Risk Management Products	Product Development and Service Enhancements • Risk management products for foreign exchange, interest rate and commodity price risks: For foreign exchange risk management products, demand for these products from both importers and exporters continued to ease in the third quarter of 2009, especially until the middle of the quarter, amid the narrow movement of foreign exchange rates as a result of the BoT's stabilization efforts. This situation affected the Bank's fee income earned from foreign exchange risk management. At the end of the quarter, however, the Bank saw improvement in such fee-based income, due to higher demand for our foreign exchange risk management products from exporters in light of the continued strengthening of the Baht. For interest rate risk management products, due to the uncertainty regarding the timing of an interest rate hike, demand for interest rate swap was seen from companies with fixed-rate payment obligations to switch to floating-rate payments, allowing them to take advantage of the very low interest rates in the market. This is to reduce their funding cost out of expectation that solid increases in interest rates were not imminent. Meanwhile, consumers with exposure to commodity prices have continued to show demand for our risk management products to hedge against possible hikes in commodity prices, especially energy and base metals. Commodity producers with outstanding inventory exposure also showed their interest in our risk management products as hedging tools against possible fluctuation in commodity prices to protect their inventory. This reflected the uncertain commodity price outlook. In addition, the Bank continued to conduct transactions of cross-currency swap products, especially asset swap, to hedge against volatility in foreign exchange and interest rates in investment in foreign securities. However, the transaction volume was lower than in the previous quarter, due to reduced attractiveness of Baht- and USD-denominated interest rate movements.
K SME Care	Product Development and Service Enhancements Business operations under the K SME Care program in the third quarter of 2009 can be summarized as follows: • Training course arrangement under the Sustainable Management Enhancement Program for SME Entrepreneurs: The Bank organized another training course for SMEs under this program, which drew nearly 800 participants. • Supporting Activities of K SME Care Network Club: We continued to organize various activities for SME proprietors, particularly those that have completed our previous training programs. Activities of note were special seminars on business-related knowledge, taxation and laws, as well as social activities – such as herb planting and reforestation for

	Details
	local community people, dhamma practice, along with blood donations to the Thai Red Cross Society. All of the aforementioned activities were aimed at strengthening relationships among club members. • Development of www.ksmecare.com: The Bank has continued to upgrade the online business matching and social networking systems to ensure the highest ability in responding to the needs of members and facilitating efficient communications among them.
Consumer Loans	Major Sales Promotional Programs and Public Relations Activities • Marketing activities for home loan: To boost sales turnover amid intense competition among financial institutions, a myriad of sales promotional programs were launched, especially at major events. The "K-Home Loan Plus Home Decoration & Travel Package" program, for instance, was introduced to offer special interest rates, free interior design service, plus gift vouchers under the established terms and conditions. Other marketing activities were also jointly organized with leading property developers, which are our business allies, to provide various privileges to clients. • Marketing activities for unsecured personal loan: To promote our K-Express Cash product to K-Home Loan customers who are in need of cash for home decoration, we launched the "K-Home Loan Plus K-Express Cash" program. Sales promotional campaigns were also organized to spur more personal loan customer traffic at branches within a certain period, which received overwhelming response. Meanwhile, we rolled out special privileges for clients seeking emergency cash for medical expenses. Competition and Operational Strategy Adjustments • Expansion of our customer base into upcountry areas: The Bank continued to expand our home loans to provincial areas, especially those in the North and the Northeast, i.e., Chiang Mai and Khon Kaen. Meanwhile, K-Personal Loan for Welfare was introduced to customers using our payroll service with an aim of increasing the unsecured personal loan clients. Due to our endeavors in ongoing marketing activities and competition strategy adjustment, our home loans during the first nine months of this year exceeded the target. Similarly, the Bank also recorded satisfactory growth in unsecured personal loans and new customers applying for this type of financing.
Credit Cards	New Products and Services • Card-accepting merchant services under Happy Online (HOL) program, which was jointly launched with Total Access Communications Plc. (DTAC) in September 2009 to facilitate

	Details
	small airtime service providers in their payment with DTAC distributors. Under this program, 100 EDC (electronic data capture) machines were installed. • KBank Fleet Card is a new corporate credit card jointly launched by the Bank and PTT Plc., providing short-term working capital for customers in refueling and other petroleum product purchases under established details and conditions. Major Sales Promotional Programs and Public Relations Activities • Sales promotional campaigns to increase credit card base and spending: To expand "Amway-KBank Credit Card" base, the Bank offered numerous benefits to customers, including cash back for new applicants whose spending meets the established criteria, as well as waiver of application and first-year annual fees. In addition, the Bank organized a variety of special marketing campaigns, related to mileage redemption, spending in department stores, and monthly installment payments through the Smart Pay program, in order to spur credit card spending, especially via KBank Platinum credit cards. • Sales promotional campaigns to increase credit card accepting volume: We launched the "More Spending - More Cash Back" program earmarked for Small and Micro Business card-accepting merchant businesses, and "EDC Cash Back" campaign to spur greater card accepting volume among Medium Business merchants. Eligible merchants which meet the minimum card accepting volume requirements within the promotion period shall be entitled to up to Baht 10,000 cash back. Competition and Operational Strategy Adjustments • Regrouping of K-Credit Card customers: The Bank has conducted an analysis for regrouping our K-Credit Card clients, allowing us to have a more thorough understanding of behavior and demand of each customer group. So doing will help us set targets and formulate product and service strategies, as well as sales promotional activities, to better suit customers' needs.
Deposits and Fee-based Income	New Products and Services • 7-month fixed deposits to celebrate Mother's Day offered a monthly interest payment at the rate of 1.25 percent, p.a. • 20-month and 40-month special fixed-term deposits provided interest rates of 1.65 percent and 3.00 percent, p.a., respectively, with interest payments every three months. • 36-month B/E Step-Up product offered step-up interest rates and one-time interest payment upon maturity. Major Sales Promotional Programs and Public Relations Activities • Special deposit rate coupon campaign has been launched to attract Ready-To-Use Time

	Details
	Deposit and Happy Senior Fixed Deposit customers, as part of the Bank's efforts to increase our deposit market share and promote the products among the targeted clients.
Mutual Fund Business	New Products and Services • New mutual fund issuances: In the third quarter of 2009, the Bank, in cooperation with KAsset, issued a total of 28 new funds, investing largely in foreign debt instruments, especially those of South Korea, that still offered an average annual rate of return close to that seen in the second quarter of 2009, with full protection against foreign exchange risks. In addition, the Bank issued four new funds investing in foreign debt instruments, plus the K-Oil Fund, which is an Exchange Traded Fund, investing in crude oil futures. Major Sales Promotional Programs and Public Relations Activities • Sales promotional programs: The Bank has organized various sales promotional programs for investments in money market funds, LTFs and RMFs via our K-Saving Plan service, wherein customer accounts are debited for the investment units purchased under the terms and conditions specified by the Bank.
Bancassurance	New Products and Services • Compulsory and voluntary motor insurance products: The Bank has introduced these new insurance products, along with special promotional programs through which our customers can purchase these insurance products by telephone without having to fill out any application form, as well as fix the effective date of protection coverage in advance. These insurance products have received an overwhelming response from both new and existing customers. • Pro Saving Health Plan, featuring a life insurance product with added health protection, has been introduced to customers who plan their savings with the need of health insurance. Major Sales Promotional Programs and Public Relations Activities • Sales promotional programs: Knowledge enrichment books are given to customers who purchase Pro Education A22/A15, which features a life insurance product with savings plans for the education of policyholders' children, under specified conditions. In addition, promotional campaigns for Pro Education A22/A15 and Pro Retirement A85/A55 insurance products were organized during a press conference at the K SME Knowledge Center. In September 2009, the Bank showcased our insurance products at "Insurance Week", which was organized by the Office of Insurance Commission (OIC) at Muang Thong Thani.

3.3.2 Sales and Service Channels

In the third quarter of 2009, we have continued to expand and improve our major sales and service channels, as follows:

- Branch Network

In the third quarter of 2009, the Bank opened eleven new branches, bringing the total to 732 branches nationwide. These new branches are mainly located in department stores, tourist attractions and universities, in an effort to facilitate more efficient expansion of our customer base, and promote convenience for all customer segments.

- Foreign Exchange Booths

The Bank, as of the end of the third quarter of 2009, had a total of eighty-six foreign exchange booths, mainly located at major tourist attractions in all regions across the country. Meanwhile, eight mobile booths were put into service for use at trade fairs and other events, further enhancing customer convenience.

- International Trade Service Offices

At the end of the third quarter of 2009, our International Trade Service Offices totaled fifty-nine offices, compared to the fifty-seven offices recorded at the end of the second quarter of 2009.

- Cheque Direct Service Offices

At the end of the third quarter of 2009, our Cheque Direct Service Offices totaled twenty-one offices, unchanged from the end of the second quarter of 2009.

- Corporate Business Centers

At the end of the third quarter of 2009, our Corporate Business Centers totaled fourteen centers, unchanged from the end of the second quarter of 2009.

- SME Business Centers

In the third quarter of 2009, SME Business Centers (excluding International Trade Service Offices) totaled 136 centers nationwide, increasing compared to 131 centers at the end of the second quarter of 2009. Of these 136 centers, thirty-nine centers are for the Medium Business segment, fifty-seven centers for the Small Business segment, and forty centers for the Micro Business segment.

- K-Contact Center

In the third quarter of 2009, KBank developed systems and service features of our K-Contact Center for more efficient handling of varied services, thereby providing greater convenience to our customers who apply for our services via K-Contact Center, and enhancing our capability in providing telemarketing services. In detail:

- Service Development: The Bank has improved the efficiency of the K-Contact Center as a channel to gather KBank service applications, including credit card applications as part of the K-Salary Benefit program, and reservation services for Signature customers who wish to participate in special activities organized by the Bank. Along with this, the telesales application system has been upgraded to enhance K-Contact Center capabilities as an application and sales service center for KGroup products and services, while being able to support different forms of product selling more efficiently. As part of the Customer On-Boarding program, the Bank has organized thirteen marketing campaigns for our target customers, aiming at tightening customer relationships and introducing suitable services to new customers, in addition to accepting their suggestions for our service improvement.
- Service Quality and Efficiency Development: To promote more frequent use of K-Contact Center by our customers, we continued to upgrade our service quality, particularly in Interactive Voice Response (IVR) system and staff response. With emphasis being placed on maintenance of the standard and quality of sales and services by our staff, a recent survey showed that the customer satisfaction rate was as high as 96.26 percent.

- Electronic Banking Services

Our electronic banking services are provided through four main channels, including:

1. K-ATM, K-CDM and K-PUM

1.1 K-ATMs

As of the end of the third quarter of 2009, the number of the Bank's ATMs came to 6,052 units, up compared to the 5,875 units as of the end of the second quarter of 2009.

1.2 K-CDMs

The Bank's Cash Deposit Machines, as of the third quarter of 2009, totaled 906 units, up compared to the 842 units at the end of the second quarter of 2009.

1.3 K-PUMs

The Bank's Passbook Update Machines, as of the third quarter of 2009, totaled 812 units, up compared to the 799 units at the end of the second quarter of 2009.

2. Internet Banking

2.1 K-Cyber Banking

By the end of the third quarter of 2009, the number of individual customers using the Bank's K-Cyber Banking service had increased 11.26 percent compared to the end of the second quarter. Meanwhile, the Bank has extended the service hours for a number of transactions via K-Cyber Banking, including funds transfers to other persons' KBank accounts, bill payments, K-Credit

Card payments, inclusion of new accounts for use of K-Cyber Banking, as well as balance inquiries, to 24 hours, instead of 6:00 a.m. to 10:00 p.m. previously. Meanwhile, the Bank organized various marketing activities through booths at a number of exhibitions, as well as launching the "Member Get Member" program to expand our K-Cyber Banking customer base.

2.2 K-BizNet

The number of customers using our K-BizNet service for small businesses, as of the end of the third quarter of 2009, rose 11.67 percent compared to the end of the second quarter of 2009.

3. K-MOBILE BANKING

In the third quarter of 2009, the Bank extended service hours for balance inquiries, fund transfers, mobile top-ups and bill payments to 24 hours. In order to promote the use of the K-MOBILE BANKING service, we arranged booths and accepted applications for the service at KBank branches and other major events. Promotional campaigns have also been introduced through special booths at some KBank branches, while select benefits and privileges suited to this product's special characteristics were offered to customers. Other sub-segment products under the K-MOBILE BANKING product have also been developed during the third quarter of 2009. In summary:

3.1 K-MOBILE BANKING SMS

The Bank is in the process of developing mobile top-up and bill payment menus to provide greater convenience for our customers.

3.2 K-MOBILE BANKING ATM SIM

In addition to the development of the pay code system and our ongoing efforts to increase the number of merchants participating in this service, the Bank has introduced the "SMS Sure Pay" program to promote a push-bill online service. Customers using this service will enjoy greater convenience in making bill payments via their cell phones through the receipt of text messages (SMS) providing details of ordered goods and services for which the customers can make payments instantly. In the initial stage, this service will be available for K-Credit Card, electricity and monthly mobile service payments, before extending to other types of transactions in the future.

3.3 K-MOBILE BANKING PLUS

The Bank organized promotional campaigns and accepted applications through our booth arrangements, and offered special privileges to applicants for this service at our partners' stores during a promotional period nationwide. Also, the Bank continued to develop the pay code system, and add more merchants to this service.

4. K-Payment Gateway

In the third quarter of 2009, the Bank developed a bill payment system of K-Credit Card through our branches and K-Contact Center, allowing payments made in full or installments. At the same time, the Bank has improved features and ability of our K-Payment Gateway to better meet the

varied needs of our merchant customers, such as a fee-calculating system and a special feature to facilitate the airline business. In addition, the Bank continues to focus on launching sales promotional activities and public relations campaigns to promote the K-Payment Gateway service. Activities of note included booth and seminar arrangements providing knowledge and advisory services related to online payment systems to customers in the travel, software and online businesses.

3.4 Financial Position

❑ KASIKORNBANK's Loans and Deposits

KASIKORNBANK's Loans Classified by Business and Product Groups*

(Units: Million Baht)

	Sep. 30, 2009			Jun. 30, 2009		
	Corporate Business	SME Business	Retail Business	Corporate Business	SME Business	Retail Business
Loans	272,378	344,598	150,114	269,483	342,763	145,809
Domestic credit loans	205,665	323,425		207,088	322,815	
Trade finance loans	64,636	21,173		60,932	19,948	
BIBF loans	2,077			1,463		
Housing loans			119,250			116,209
Credit card loans			20,963			20,041
Consumer loans			9,901			9,559

Note: * Excluding non-performing loans and other loans, such as those to subsidiary companies and others

Regarding the Bank's loans classified by business and product groups, Corporate Business loans totaled Baht 272,378 million at the end of the third quarter of 2009, up by Baht 2,895 million, or 1.07 percent, over the Baht 269,483 million at the end of the second quarter of 2009. This increase in Corporate Business loans was mainly from trade finance loans – particularly in the electronic parts, construction material, and agricultural product industries – despite a slight decline in domestic credit loans seen mostly in logistics, petroleum and petroleum product, as well as property sectors. At the same time, SME Business loans increased by Baht 1,835 million, equivalent to a 0.54-percent gain, to Baht 344,598 million, from Baht 342,763 million at the end of the second quarter of 2009. The higher SME Business loans were derived mainly from increases in trade finance loans – especially in the processed agricultural product, electronic parts, chemical and chemical product industries – and domestic credit loans in electronic parts, vehicles and auto parts, chemical and chemical product, plus construction material-related industries. Regarding Retail Business loans, they amounted to Baht 150,114 million, increasing by Baht 4,305 million, or 2.95 percent, over Baht 145,809 million at the

end of the second quarter of 2009. These gains were mainly led by higher housing loans, followed by credit card and consumer loans, respectively.

KASIKORNBANK's Deposits

(Units: Million Baht)

	Percent of Total Deposits	Deposits		Change	
		Sep. 30, 2009	Jun. 30, 2009	Million Baht	Percent
Total Deposits	100.00	939,209	909,675	29,534	3.25
Current accounts	5.14	48,314	54,853	(6,539)	(11.92)
Savings accounts	54.20	509,023	500,530	8,493	1.70
Fixed-term deposit accounts	40.66	381,872	354,292	27,580	7.78

At the end of the third quarter of 2009, total deposits - comprising deposits of our Corporate, SME, and Retail Business customers - amounted to Baht 939,209 million, increasing by Baht 29,534 million, or 3.25 percent, compared to the Baht 909,675 million seen at the end of the second quarter of 2009. This was mainly attributed to increases in fixed-term deposit accounts, following our offering of special fixed-term deposit products with high yields to customers.

3.5 Treasury Operations

❑ Operating Environment

In the third quarter of 2009, the global economy started to show signs of having emerged from the worst period of the economic crisis. However, as such economic recovery remained in the initial stages, wherein its positive momentum has yet to be felt across all sectors, policymakers worldwide therefore continued to pursue their accommodative monetary policy efforts. Still, they sent signals of a possible exit from the currently accommodative policy once the economic recovery is on a firmer footing. As evidenced, the U.S. Federal Reserve resolved to hold the Federal Funds Rate in a range of 0.00-0.25 percent in their FOMC meetings held on August 11-12 and September 22-23, 2009. At the same time, the period for purchases of long-term U.S. Treasury securities was extended to October 2009 from the previous deadline of September 2009. In addition, the timeframe of purchases of agency mortgage-backed securities and debts was extended to the end of the first quarter of 2010 from the previous deadline of the end of 2009, in order to support a smooth market transition.

Likewise, the Bank of Thailand's Monetary Policy Committee (MPC) resolved to keep the one-day repurchase rate unchanged at 1.25 percent in their meetings on July 15 and August 26, 2009, to sustain the positive momentum of the Thai economy, which has just emerged from recession. Under the low interest rate environment domestically, the government's fund mobilizations to stimulate the economy via issuances of savings bonds and borrowings from financial institutions, as well as the

launch of savings alternatives with attractive returns – particularly the BoT savings bonds and other mutual funds – caused the liquidity in the commercial banking system to decline somewhat, although the level remained quite high.

For development of the domestic money market, the BoT has promoted the use of the Bangkok Interbank Offered Rate (BIBOR) as a reference rate for transactions in the Thai money market. To achieve such objective, the use of BIBOR among all financial institutions was encouraged, while the BoT has cooperated with the Finance Ministry to issue floating interest rate notes (FRN) linked to BIBOR.

Early in July 2009, international payments made important progress. The People's Bank of China (PBOC) officially issued new regulations to run a pilot program for cross-border trade settlement in the Chinese Yuan. According to this regulation, companies located in Shanghai and the four cities in Guangdong are allowed to settle cross-border trade deals with Hong Kong, Macau and other trade partners, such as the 10 ASEAN countries, in the Yuan. This program is part of the Chinese authorities' attempt to enhance the role of the Yuan in international trade markets, together with reducing foreign exchange rate risks for Chinese entrepreneurs. Meanwhile, Thai commercial banks will be able to broaden their financial services to better serve their business customers. However, commercial banks facilitating Yuan-denominated transactions have to brace for more intense competition, as well as associated risks derived from such transactions in the future.

❑ Business Operations in the Third Quarter of 2009

The Bank maintained our prudent management of liquidity and interest rate risks, in response to the changing market conditions. In addition, we continued to analyze related risks, manage our investment allocation carefully, and closely monitor the economic environment, both at home and abroad, in order to effectively cope with market and fund flow volatility. As one of the BoT's primary dealers, KBank continued to support the BoT's policy by promoting the use of BIBOR in our transactions with other financial institutions.

❑ Financial Position

For the third quarter of 2009, the total investments of treasury operations (banking book) averaged Baht 267,675 million, increasing by Baht 19,520 million, or 7.87 percent, compared to the second quarter of 2009. Money market investments accounted for 37.12 percent of our total investments, while investments in the capital market accounted for the remaining 62.88 percent.

Treasury Operations Income

(Units: Million Baht)

Income Structure of Treasury Operations (Banking Book)	Percent of Total Income	Q3-2009	Q2-2009	Change	
				Million Baht	Percent
Interest and Dividend Income *					
Interbank and money market items **	26.21	320	218	102	46.79
Investments	73.79	901	1,061	(160)	(15.08)
Total	100.00	1,221	1,279	(58)	(4.53)

Note: * The figures above are managerial figures.
** Including loans.

In the third quarter of 2009, we earned total interest and dividend income of Baht 1,221 million from our treasury operations (banking book), falling by Baht 58 million, or 4.53 percent, from the second quarter of 2009. This was mainly due to the Bank's short-term liquidity allocation into investments in interbank and money market items that still carried low yields.

4. Risk Management and Risk Factors[1]

4.1 Credit Risk Management

- Outstanding Loans

As of September 30, 2009, the Bank's consolidated outstanding loans stood at Baht 883,049 million, increasing by Baht 1,401 million, or 0.16 percent, over Baht 881,648 million at the end of June 2009.

As of September 30, 2009, 58.78 percent of the Bank's outstanding loans to customers were loans exceeding Baht 20 million. Credit extended to the 20 largest borrowers, excluding Phethai Asset Management Company Limited and the companies in KASIKORNBANKGROUP, accounted for Baht 46,201 million, or 5.26 percent of the Bank's total loan portfolio, which is not high compared to total outstanding loans of the Bank. Classified by customer type, juristic persons accounted for Baht 536,671 million, or 61.08 percent of outstanding loans; while sole proprietorships and individual customer credit accounted for the remaining 38.92 percent. In terms of maturity, credit with maturities of less than or equal to 1 year accounted for 57.34 percent of the Bank's total loans.

The Bank's Consolidated Lending Portfolio - Profile


Less than 20 MB
Over 20 MB
Credit Amount
As of September 30, 2009
41.22
58.78
As of June 30, 2009
40.56
59.44
Business entities
Individual
Type of Customer
As of September 30, 2009
61.08
38.92
As of June 30, 2009
61.71
38.29
Less than or equal to 1 year
Over 1 year
Credit Maturity
As of September 30, 2009
57.34
42.66
As of June 30, 2009
57.78
42.22
0
20%
40%
60%
80%
100%

The Bank's consolidated lending portfolio, including accrued interest receivables, as of the end of September and June 2009, is depicted in the following:

---

[1] The details of Overall Risk Management, Credit Risk, Market Risk, Liquidity Risk, Operational Risk Management, plus the 'Basel II' Capital Accord, and Performance Measurements using Risk-adjusted Return on Capital (RAROC) and Economic Profit, can be viewed in the MD&A report for the year ended December 31, 2008.

The Bank's Consolidated Lending Portfolio

(including Accrued Interest Receivables)

<u>As of September 30, 2009</u>


Others
10.04%
Agricultural & Mining
3.02%
Housing Loans
14.01%
Utilities & Services
10.88%
Real Estate &
Construction
6.42%
Manufacturing & Commerce
55.44%

<u>As of June 30, 2009</u>


Others
10.47%
Agricultural & Mining
2.88%
Housing Loans
13.67%
Utilities & Services
10.26%
Real Estate &
Construction
6.98%
Manufacturing & Commerce
55.60%

- Non-performing Loans

As of September 30, 2009, the Bank's consolidated NPLs stood at Baht 36,180 million, equal to 3.70 percent of the total outstanding credit, including that of financial institutions. For Bank-only NPLs, the amount totaled Baht 33,753 million, accounting for 3.46 percent of the total outstanding credit, including that of financial institutions. These NPL figures are shown in the table below.

Non-Performing Loans

(Units: Million Baht)

Quarter Ending	Sep. 30, 2009	Jun. 30, 2009
The Bank's consolidated NPLs	36,180	35,057
Percent of total outstanding credit, including that of financial institutions	3.70	3.74
The Bank-only NPLs	33,753	32,183
Percent of total outstanding credit, including that of financial institutions	3.46	3.44

The Bank of Thailand has required commercial banks to report additional information on NPLs, which includes:

- Net NPLs, which refer to non-performing loans after allowances are deducted.
- The ratio of net NPLs to total loans after deducting allowances for bad loans.

As of September 30, 2009, the Bank's consolidated net NPLs stood at Baht 17,404 million, equal to 1.82 percent of the total outstanding credit, including that of financial institutions. For the Bank-only net NPLs, the amount totaled Baht 15,805 million, accounting for 1.65 percent of the total outstanding credit, including that of financial institutions. The net NPL figures are shown in the table below:

Net Non-Performing Loans

(Units: Million Baht)

Quarter Ending	Sep. 30, 2009	Jun. 30, 2009
The Bank's consolidated net NPLs	17,404	17,535
Percent of total outstanding credit, including that of financial institutions	1.82	1.91
The Bank-only net NPLs	15,805	15,518
Percent of total outstanding credit, including that of financial institutions	1.65	1.69

In the first nine months of 2009, the Bank and subsidiary companies entered into debt restructuring agreements with borrowers with pre-written-off outstanding debts totaling Baht 48,834 million. At the same time, the Bank-only pre-written-off outstanding debt amounted to Baht 48,749 million. The details of debt restructuring and losses from debt restructuring as of the end of September 2009 and 2008 are shown in the following table:

Debt Restructuring and Losses from Debt Restructuring

(Units: Million Baht)

Period Ending	Sep. 30, 2009	Sep. 30, 2008
Debt restructuring of the Bank and subsidiary companies	48,834	34,419
Losses from debt restructuring	2,024	2,583
Debt restructuring of the Bank only	48,749	34,215
Losses from debt restructuring	2,024	2,577

- Allowance for Doubtful Accounts and Revaluation Allowance for Debt Restructuring

As of September 30, 2009, the Bank's consolidated allowances for doubtful accounts and revaluation allowance for debt restructuring totaled Baht 33,077 million. This amount was equivalent to 135.24 percent of the level required by the BoT. As for Bank-only allowances for doubtful accounts and revaluation allowance for debt restructuring, the amount stood at Baht 31,934 million, which was equivalent to 133.02 percent of the level required by the BoT.

- Foreclosed Properties

As of September 30, 2009, the Bank's consolidated foreclosed properties had a cost value of Baht 15,895 million, accounting for 1.28 percent of total assets. At the same time, Bank-only foreclosed properties had a cost value totaling Baht 12,839 million, accounting for 1.03 percent of total assets.

Meanwhile, consolidated allowances for impairment of foreclosed properties were at Baht 1,580 million, equivalent to 9.94 percent of the cost value of those foreclosed properties. As for Bank-only figures, allowances for the impairment of foreclosed properties totaled Baht 1,180 million, representing 9.19 percent of the cost value of foreclosed properties. Current allowances, both consolidated and Bank-only, are believed to be sufficient to cover holding, maintenance and disposal

expenses, as well as losses on the liquidation of foreclosed properties. The details of foreclosed properties and their associated allowances, as of the end of September and June 2009, are shown below:

Foreclosed Properties

(Units: Million Baht)

Quarter Ending	Sep. 30, 2009	Jun. 30, 2009
Consolidated foreclosed properties	15,895	16,104
Percent of total assets	1.28	1.36
Allowances for impairment of consolidated foreclosed properties	1,580	1,577
Percent of consolidated foreclosed properties	9.94	9.79
Bank-only foreclosed properties	12,839	12,825
Percent of total assets	1.03	1.08
Allowances for impairment of Bank-only foreclosed properties	1,180	1,157
Percent of Bank-only foreclosed properties	9.19	9.02

- Phethai Asset Management Company Limited

As of September 30, 2009, Phethai AMC had resolved and/or restructured NPLs amounting to Baht 72,565 million, or 98.00 percent of the total initial unpaid principal balance, with an expected recovery rate of 48.00 percent. The details of NPL resolution and/or restructuring over the past five quarters are shown in the table below.

Loans Resolved/ Restructured at Phethai Asset Management Company Limited

(Units: Million Baht)

Quarter Ending	Sep. 30, 2009	Jun. 30, 2009	Mar. 31, 2009	Dec. 31, 2008	Sep. 30, 2008
Phethai Asset Management Company Limited					
Cumulative loans resolved/restructured	72,565	72,448	72,324	72,294	72,100
Percent of the total initial unpaid principal balance	98.00	98.00	98.00	98.00	97.00

4.2 Liquidity Risk Management

In the third quarter of 2009, overall liquidity in the commercial banking system increased following lower-than-expected credit extension, as a result of the economic slowdown. However, this excess liquidity will likely decline, in tandem with increase in loan growth, following a potential economic recovery, sizable issuances of government bonds for the 2010 fiscal year, as well as implementation of various government economic stimuli, particularly the "Thai Kem Kaeng" investment program.

To brace for such rising liquidity risks, the Bank has continued to adjust our liabilities structure, particularly deposits, to be better aligned with changing market conditions and the liquidity situation of commercial banks.

Regarding the BoT's recent announcement of amendment to the regulation on liquidity risk management of financial institutions, which will become effective in January 2010, only a marginal impact was seen for the Bank, as our current liquidity management practices are mostly in compliance with the authorities' revised regulations. However, in order to ensure our readiness to fully meet BoT's amended regulation within an established timeframe, the Bank has put more emphasis on improving our liquidity risk management reports and procedures in the areas highlighted by the authorities.

4.3 Other Risk Management

- Risks associated with Guarantees and Avals

Certain transactions with customers are in the form of guarantees on their borrowing or performance, letters of credit, or avals on notes. Such transactions are considered to be lending, which requires submission of collateral. Regarding risk control in this area, the Bank uses the same criteria as used in the Bank's normal credit approval processes. As of September 30, 2009, the Bank's contingent obligations were Baht 121,632 million, compared to Baht 111,222 million at the end of June 2009.

- Risks Incurred from Contractual Obligations on Derivative Instruments

The Bank conducts various derivative transactions as tools for hedging risks from exchange rates, interest rates, as well as securities prices. To increase our income, the Bank also provides derivative instrument trading services to customers and business allies, as well as conducting our own derivative instrument trading in accordance with the Bank's policies. As of September 30, 2009, the Bank had foreign exchange contracts on the purchase side of Baht 366,485 million, with Baht 497,837 million on the sales side, compared to Baht 318,781 million and Baht 397,097 million, respectively, at the end of June 2009. In addition, the Bank had interest rate contracts on the purchase side of Baht 735,390 million and Baht 734,936 million on the sales side, compared to Baht 741,705 million and Baht 741,251 million, respectively, at the end of June 2009.

- Risks Related to Capital Adequacy

As of September 30, 2009, the Bank's capital adequacy ratio was at 16.32 percent, which is significantly above the BoT minimum requirement of 8.50 percent. To ensure that our current capital level is prudently sufficient to absorb any possible impacts from changes in economic situations and BoT's regulations, for the present and future, the Bank continues to manage and monitor capital adequacy closely.

5. Operations of Support Groups

❑ Human Resource Management for the Highest Business Efficiency of KASIKORNBANKGROUP

In the third quarter of 2009, the Bank improved our human resource management, in accordance with the changing economic conditions of the country, as a means to enhance operational efficiency of the KASIKORNBANKGROUP, in detail:

- Recruitment: The Bank recruited new employees who are both Thai and Chinese, in order to support the Bank's strategy in expanding our business to the People's Republic of China. Under this strategic plan, we aim to efficiently serve credit needs of SME customers, facilitate Thai investors in their investment ventures in China, as well as assist Chinese business persons who plan to invest in Thailand.
- Development of Competency: Amid the early stages of economic recovery at home, the Bank set a policy to manage and maximize the efficiency of our human resources. All business units were required to reassess staff competency, ensuring their maximum capacity utilization. Only business units with a clear business plan will be allowed to add new staff. By the end of the third quarter of 2009, the Bank had recruited 2,615 new staff, of which 1,486 persons were branch service officers in response to our strategy to expand our branch network.
- Employee Relations: The Bank received the "Outstanding Labor Relations" award in the category of large business enterprises with labor unions for the fifth consecutive year, and the "Outstanding Welfare" award for the fourth consecutive year. The Bank is the only Thai commercial bank to have received those awards. Meanwhile, the 2009 negotiations between KBank and the labor unions have run smoothly, and have been in line with the Labor Relations Act B.E. 2518 (1975).
- Internal Communications: The Bank notified our staff about effective prevention of an outbreak of Influenza A (H1N1) through various media, while a variety of activities were organized to promote corporate social coordination among all staff.

❑ IT Security Policy and Infrastructure

In the third quarter of 2009, the Bank organized an e-learning program entitled "Excellence in Information Security Management" for all levels of the Bank's staff involved in the use of IT. This program was first introduced to 410 employees in IT-related business units, aimed at enhancing their understanding of various types of computer and Internet threats, as well as effective preventive measures against such threats. Additionally, these staff members have been updated on the Bank's

IT security policy, computer and Internet safety and practices, along with guidance under the Computer Crimes Act, B.E 2550.

K-Transformation

As of the third quarter of 2009, the Bank's strategic project under "K-Transformation" progressed as planned. Major progress was seen in the Multi-Channel Sales and Services (MSS) project, which has achieved halfway through the plan. It is now in the process of User Acceptance Testing (UAT), while infrastructure systems have gradually been installed at KBank branches, prior to its full deployment rollout beginning by early 2010. Main functions of the MSS that will be first introduced will include Automated Lead and Referral System, as well as Product and Campaign Information Management System. In addition, other services capabilities at branches will be enhanced such as account opening process, pre-populated form, and smart queue system. Regarding the IT Capital (ITC) program, the Bank is in the process of developing and testing linkages between infrastructure systems, particularly the core banking and centralized payment systems, with other IT systems. These aforementioned efforts are aimed at better meeting the Bank's business needs, enhancing our competitiveness, as well as facilitating swifter development of new and more complex products.

6. KASIKORNBANK's Investments in Subsidiary and Associated Companies

The Bank's investments in subsidiary and associated companies as of the end of September 2009 are listed in the table below:

Details of Investments

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (Percent)	Type of Shares	Operating Performance For the First 9 Months of 2009* (Baht)
Investment in Asset Management Company							
1. PHETHAI ASSET MANAGEMENT CO.,LTD. Tel. 0-2694-5000 Ext.5208 Fax. 0-2694-5205	Bangkok	Asset Management	800,000,000	800,000,000	100.00	Ordinary	49,042,499
Investment in KASIKORNBANKGROUP							
1. KASIKORN RESEARCH CENTER CO.,LTD. Tel. 0-2273-1144 Fax. 0-2270-1218	Bangkok	Services	100,000	100,000	100.00	Ordinary	2,869,628
2. KASIKORN ASSET MANAGEMENT CO.,LTD. Tel. 0-2673-3999 Fax. 0-2673-3900	Bangkok	Mutual Fund Management	27,154,274	27,154,274	100.00	Ordinary	437,680,811
3. KASIKORN SECURITIES PUBLIC CO.,LTD. Tel. 0-2696-0000 Fax. 0-2696-0099	Bangkok	Securities	60,000,000	59,995,762	99.99	Ordinary	81,172,495
4. KASIKORN FACTORING CO.,LTD. Tel. 0-2290-2900 Fax. 0-2276-9710	Bangkok	Factoring	1,600,000	1,600,000	100.00	Ordinary	108,739,156
5. KASIKORN LEASING CO.,LTD. Tel. 0-2696-9999 Fax. 0-2696-9988	Bangkok	Leasing	90,000,000	90,000,000	100.00	Ordinary	149,076,908
Investment in Support Service Providers to KASIKORNBANKGROUP							
1. PROGRESS GUNPAI CO.,LTD. Tel. 0-2273-3900 Fax. 0-2270-1262	Bangkok	Services	200,000	200,000	100.00	Ordinary	55,956,818
2. PROGRESS PLUS CO.,LTD. Tel. 0-2225-2020 Fax. 0-2225-2021	Bangkok	Services	230,000	230,000	100.00	Ordinary	2,224,887
3. PROGRESS LAND AND BUILDINGS CO.,LTD. Tel. 0-2275-1880 Fax. 0-2275-1889	Bangkok	Real Estate Development	7,516,000	7,516,000	100.00	Ordinary	(1,216,829)

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (Percent)	Type of Shares	Operating Performance For the First 9 Months of 2009* (Baht)
4. PROGRESS FACILITIES MANAGEMENT CO.,LTD. Tel. 0-2273-3288-91 Fax. 0-2273-3292	Bangkok	Services	50,000	50,000	100.00	Ordinary	5,305,686
5. PROGRESS MANAGEMENT CO.,LTD. Tel. 0-2275-1880 Fax. 0-2275-1889-91	Bangkok	Services	60,000	60,000	100.00	Ordinary	3,649,914
6. PROGRESS SOFTWARE CO.,LTD. Tel. 0-2225-7900-1 Fax. 0-2225-5654-5	Bangkok	Services	100,000	100,000	100.00	Ordinary	32,348,823
7. PROGRESS STORAGE CO.,LTD. Tel. 0-2273-3833 Fax. 0-2271-4784	Bangkok	Services	30,000	30,000	100.00	Ordinary	11,482,229
8. PROGRESS SERVICE CO.,LTD. Tel. 0-2273-3293-4 Fax. 0-2273-3292	Bangkok	Services	20,000	20,000	100.00	Ordinary	13,370,308
9. PROGRESS H R CO.,LTD. Tel. 0-2270-1070-6 Fax. 0-2270-1068-9	Bangkok	Services	10,000	10,000	100.00	Ordinary	14,428,845
10. PROGRESS SERVICE SUPPORT CO.,LTD. Tel. 0-2470-5414 Fax. 0-2470-5355	Bangkok	Services	40,000	40,000	100.00	Ordinary	4,051,196
11. PROGRESS APPRAISAL CO.,LTD. Tel. 0-2270-6900 Fax. 0-2278-5035	Bangkok	Services	5,000	5,000	100.00	Ordinary	12,299,155
12. PROGRESS COLLECTION CO.,LTD. Tel. 0-2273-3210 Fax. 0-2273-2559	Bangkok	Services	50,000	50,000	100.00	Ordinary	875,778
13. PROGRESS TRAINING CO.,LTD. Tel. 0-2470-6273 Fax. 0-2470-3198	Bangkok	Services	17,000	17,000	100.00	Ordinary	13,853,571
14. K-SME VENTURE CAPITAL CO.,LTD. Tel. 0-2693-2333 Fax. 0-2693-2323	Bangkok	Joint Venture	20,000,000	20,000,000	100.00	Ordinary	(3,847,905)
15. KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD.** Tel. 0-2693-2333 Fax. 0-2693-2323	Bangkok	Venture Capital Management	1,000,000	1,000,000	100.00	Ordinary	(2,624,318)
Investment in Associated Companies							
1. PROCESSING CENTER CO.,LTD. Tel. 0-2237-6330-4 Fax. 0-2237-6340	Bangkok	Services	500,000	150,000	30.00	Ordinary	10,999,575

Company Name	Place	Type of Business	No. of Shares Issued	No. of Shares Held	Percentage Held (Percent)	Type of Shares	Operating Performance For the First 9 Months of 2009* (Baht)
2. RURAL CAPITAL PARTNERS CO.,LTD. Tel. 0-2718-1852-3 Fax. 0-2718-1850	Bangkok	Joint Venture	1,000,000	275,000	27.50	Ordinary	(376,943)
3. M GRAND HOTEL CO.,LTD. Tel. - Fax. -	Bangkok	Hotel	100,000,000	20,000,000	20.00	Ordinary	-

Note: * These operating performance figures are shown in subsidiary and associated companies' financial statements.

** KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD. is a subsidiary company of KASIKORN ASSET MANAGEMENT CO.,LTD. Since the Bank has fully owned KASIKORN ASSET MANAGEMENT CO.,LTD., which holds 100-percent shares in KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD., it means that the Bank has indirectly held 100-percent shares in KHAO KLA VENTURE CAPITAL MANAGEMENT CO.,LTD.



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KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

Interim financial statements

and

Review Report of Certified Public Accountant

For the three-month and nine-month periods ended

30 September 2009

Review Report of Certified Public Accountant

To the Board of Directors of KASIKORNBANK PUBLIC COMPANY LIMITED

I have reviewed the accompanying consolidated and Bank-only balance sheets as at 30 September 2009, and the related statements of income for the three-month and nine-month periods ended 30 September 2009 and the related statements of changes in equity and cash flows for the nine-month period then ended of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively. The Bank's management is responsible for the correctness and completeness of information presented in these financial statements. My responsibility is to issue a report on these financial statements based on my review. The consolidated and Bank-only statements of income for the three-month and nine-month periods ended 30 September 2008 and the related statements of changes in equity and cash flows for the nine-month period then ended of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, were reviewed by another auditor whose report dated 13 November 2008 stated that nothing had come to his attention that caused him to believe that those financial statements were not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

I conducted my review in accordance with the auditing standard on review engagements. This standard requires that I plan and perform the review to obtain moderate assurance as to whether the financial statements are free of material misstatement. A review is limited primarily to inquiries of the Bank personnel and analytical procedures applied to financial data and thus provides less assurance than an audit in accordance with generally accepted auditing standards. I have not performed an audit and, accordingly, I do not express an audit opinion on the reviewed financial statements.

Based on my review, nothing has come to my attention that causes me to believe that the financial statements referred to above are not presented fairly, in all material respects, in accordance with generally accepted accounting principles.

The consolidated and Bank-only financial statements for the year ended 31 December 2008 of **KASIKORNBANK PUBLIC COMPANY LIMITED** and its subsidiaries, and of **KASIKORNBANK PUBLIC COMPANY LIMITED**, respectively, were audited by another auditor who expressed an unqualified opinion on those financial statements in his report dated 25 February 2009. The consolidated and Bank-only balance sheets as at 31 December 2008, which are included in the accompanying financial statements for comparative purposes, are components of those financial statements.

(Somboon Supasiripinyo)
Certified Public Accountant
Registration No. 3731

KPMG Phoomchai Audit Ltd.
Bangkok
11 November 2009

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 SEPTEMBER 2009 AND 31 DECEMBER 2008

		Thousand Baht			
		Consolidated		The Bank	
	Note	30 September 2009 (Unaudited)	31 December 2008	30 September 2009 (Unaudited)	31 December 2008
ASSETS					
Cash		18,477,580	27,751,133	18,476,356	27,749,840
Interbank and money market items	14				
Domestic items					
Interest bearing		95,487,722	187,222,529	95,426,781	187,163,373
Non-interest bearing		2,327,798	2,394,508	2,278,181	2,370,659
Foreign items					
Interest bearing		4,014,897	5,549,673	4,014,897	5,549,673
Non-interest bearing		430,588	1,624,098	430,588	1,624,098
Total Interbank and Money Market Items - net		102,261,005	196,790,808	102,150,447	196,707,803
Investments	5, 14				
Current investments - net		102,331,220	68,497,788	102,277,119	68,259,574
Long-term investments - net		77,414,573	34,233,331	77,264,812	34,084,314
Investments in subsidiaries and associated companies - net		143,462	213,920	9,475,877	9,474,177
Total Investments - net		179,889,255	102,945,039	189,017,808	111,818,065
Loans and accrued interest receivables	6, 7				
Loans		883,049,004	904,008,483	878,644,269	900,587,489
Accrued interest receivables		1,122,715	1,485,402	1,091,696	1,454,349
Total Loans and Accrued Interest Receivables		884,171,719	905,493,885	879,735,965	902,041,838
Less Allowance for doubtful accounts	8	(28,884,844)	(26,394,024)	(27,757,571)	(25,124,928)
Less Revaluation allowance for debt restructuring	9	(4,191,792)	(3,377,678)	(4,175,933)	(3,377,539)
Total Loans and Accrued Interest Receivables - net		851,095,083	875,722,183	847,802,461	873,539,371
Properties foreclosed - net		14,314,913	14,391,986	11,659,218	11,228,784
Customers' liability under acceptances		522,764	491,592	522,764	491,592
Premises and equipment - net		32,508,399	29,657,262	31,698,081	28,833,797
Leasehold - net		684,387	629,424	684,387	629,424
Intangible assets - net		10,831,369	8,594,267	9,540,669	7,282,806
Derivative assets		22,130,794	36,481,511	22,130,739	36,481,511
Other assets - net		9,292,727	10,589,894	7,771,938	8,789,230
Total Assets		1,242,008,276	1,304,045,099	1,241,454,868	1,303,552,223

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 SEPTEMBER 2009 AND 31 DECEMBER 2008

	Thousand Baht			
	Consolidated		The Bank	
	30 September 2009 (Unaudited)	31 December 2008	30 September 2009 (Unaudited)	31 December 2008
LIABILITIES AND EQUITY				
Deposits				
Deposits in Baht	919,309,865	952,855,541	920,329,281	953,693,804
Deposits in foreign currencies	18,880,200	15,094,230	18,880,200	15,094,230
Total Deposits	938,190,065	967,949,771	939,209,481	968,788,034
Interbank and money market items				
Domestic items				
Interest bearing	39,404,151	11,738,123	40,441,745	12,271,555
Non-interest bearing	4,825,674	3,218,959	4,763,294	3,237,941
Foreign items				
Interest bearing	4,457,593	1,008,239	4,457,593	1,008,239
Non-interest bearing	281,253	334,379	281,253	334,379
Total Interbank and Money Market Items	48,968,671	16,299,700	49,943,885	16,852,114
Liabilities payable on demand	10,620,701	10,882,927	10,620,701	10,882,805
Borrowings				
Short-term borrowings	39,252,652	97,635,655	38,728,334	97,453,984
Long-term borrowings	41,357,940	40,523,227	41,357,940	40,523,227
Total Borrowings	80,610,592	138,158,882	80,086,274	137,977,211
Bank's liability under acceptances	522,764	491,592	522,764	491,592
Derivative liabilities	22,027,523	32,029,916	22,027,511	32,029,916
Provisions	4,719,198	4,232,519	4,677,950	4,207,233
Other liabilities	17,080,632	20,337,198	15,777,783	19,017,369
Total Liabilities	1,122,740,146	1,190,382,505	1,122,866,349	1,190,246,274

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

BALANCE SHEETS

AS AT 30 SEPTEMBER 2009 AND 31 DECEMBER 2008

		Thousand Baht			
		Consolidated		The Bank	
	Note	30 September 2009 (Unaudited)	31 December 2008	30 September 2009 (Unaudited)	31 December 2008
Equity					
Share capital					
Authorized share capital	11				
3,048,614,697 ordinary shares, Baht 10 par value		30,486,147	30,486,147	30,486,147	30,486,147
Issued and paid-up share capital					
2,393,260,193 ordinary shares, Baht 10 par value		23,932,602	23,932,602	23,932,602	23,932,602
Premium on ordinary shares		18,103,110	18,103,110	18,103,110	18,103,110
Appraisal surplus on asset revaluation		10,807,993	10,941,913	10,807,993	10,941,913
Revaluation surplus on investments	5	1,362,869	2,207,073	1,364,214	2,207,793
Retained earnings					
Appropriated					
Legal reserve		3,050,000	3,050,000	3,050,000	3,050,000
Unappropriated		62,011,500	55,427,843	61,330,600	55,070,531
Total equity attributable to equity holders of the Bank		119,268,074	113,662,541	118,588,519	113,305,949
Minority interests		56	53	-	-
Total Equity		119,268,130	113,662,594	118,588,519	113,305,949
Total Liabilities and Equity		1,242,008,276	1,304,045,099	1,241,454,868	1,303,552,223
Off-balance sheet items - contingencies	15				
Aval to bills and guarantees of loans		2,737,963	1,563,960	2,737,963	1,563,960
Liability under unmatured import bills		6,105,319	5,643,988	6,105,319	5,643,988
Letters of credit		20,896,589	17,165,133	20,896,589	17,165,133
Other contingencies		2,599,156,081	2,250,537,454	2,598,982,078	2,250,262,914

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED 30 SEPTEMBER 2009 AND 2008

(UNAUDITED)

		Thousand Baht			
		Consolidated		The Bank	
	Note	2009	2008	2009	2008
Interest and dividend income					
Loans		11,333,792	13,730,713	11,668,931	13,977,659
Interbank and money market items		285,939	413,180	285,874	412,903
Finance leases		636,602	476,601	-	-
Investments		954,310	969,801	1,084,238	1,123,429
Total interest and dividend income		13,210,643	15,590,295	13,039,043	15,513,991
Interest expense					
Deposits		1,602,410	3,755,749	1,601,492	3,757,149
Interbank and money market items		193,514	63,339	194,935	64,123
Short-term borrowings		265,676	528,183	267,633	533,564
Long-term borrowings		455,375	294,223	459,696	279,971
Total interest expenses		2,516,975	4,641,494	2,523,756	4,634,807
Net income from interest and dividends		10,693,668	10,948,801	10,515,287	10,879,184
Bad debt and doubtful accounts		1,862,483	1,236,543	1,845,109	1,191,121
Loss on debt restructuring		355,282	658,726	354,836	657,547
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		8,475,903	9,053,532	8,315,342	9,030,516
Non-interest income					
Gain on investments	5	161,412	112,490	159,830	102,415
Share of (loss) profit from investments on equity method	5	(1,099)	6,474	-	-
Fees and service income					
Acceptances, aval and guarantees		378,345	347,254	378,345	347,254
Others		4,892,580	4,000,391	4,236,805	3,532,813
Gain on exchanges		1,033,290	338,752	1,033,101	338,526
Other income		171,518	226,639	173,713	201,295
Total non-interest income		6,636,046	5,032,000	5,981,794	4,522,303
Non-interest expenses					
Personnel expenses		3,330,687	3,101,282	2,705,022	2,574,052
Premises and equipment expenses		1,994,883	1,724,752	2,167,803	1,848,706
Taxes and duties		497,959	570,620	486,895	558,774
Fees and service expenses		1,149,720	917,863	1,143,469	874,586
Directors' remuneration		23,031	24,852	23,031	23,352
Contributions to Financial Institutions Development Fund and Deposit Protection Agency		910,489	850,007	910,489	850,007
Other expenses		1,603,558	1,120,496	1,703,912	1,229,101
Total non-interest expenses		9,510,327	8,309,872	9,140,621	7,958,578
Income before income tax		5,601,622	5,775,660	5,156,515	5,594,241
Income tax expense		1,881,656	1,940,117	1,743,891	1,844,501
Net income		3,719,966	3,835,543	3,412,624	3,749,740
Net income attributable to:					
Equity holders of the Bank		3,719,961	3,835,543	3,412,624	3,749,740
Minority interest		5	-	-	-
Net income		3,719,966	3,835,543	3,412,624	3,749,740
Basic earnings per share (Baht)	11	1.55	1.60	1.43	1.57
Weighted average number of ordinary shares (shares)	11	2,393,260,193	2,393,260,193	2,393,260,193	2,393,260,193

Pol.Gen. Pow Sarasin

(Pol.Gen. Pow Sarasin)

Vice Chairman

(Dr.Prasarn Trairatvorakul)

President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF INCOME

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2009 AND 2008

(UNAUDITED)

		Thousand Baht			
		Consolidated		The Bank	
	Note	2009	2008	2009	2008
Interest and dividend income					
Loans		36,439,259	38,112,755	37,421,172	38,817,328
Interbank and money market items		1,151,211	1,405,145	1,151,058	1,404,058
Finance leases		1,818,071	1,325,241	-	-
Investments		3,133,828	3,084,322	3,861,202	3,388,635
Total interest and dividend income		42,542,369	43,927,463	42,433,432	43,610,021
Interest expense					
Deposits		7,163,018	10,249,089	7,162,865	10,251,869
Interbank and money market items		369,487	188,982	372,494	191,085
Short-term borrowings		1,208,329	1,086,960	1,216,972	1,102,449
Long-term borrowings		1,602,552	794,899	1,607,893	780,648
Total interest expenses		10,343,386	12,319,930	10,360,224	12,326,051
Net income from interest and dividends		32,198,983	31,607,533	32,073,208	31,283,970
Bad debt and doubtful accounts		4,841,756	3,087,754	4,762,135	2,986,518
Loss on debt restructuring		2,282,988	2,662,281	2,282,260	2,655,709
Net income from interest and dividends after bad debt and doubtful accounts and loss on debt restructuring		25,074,239	25,857,498	25,028,813	25,641,743
Non-interest income					
Gain on investments	5	624,417	847,902	619,645	806,124
Share of profit from investments on equity method	5	4,542	34,521	-	-
Fees and service income					
Acceptances, aval and guarantees		1,016,369	911,068	1,016,369	911,069
Others		13,137,968	11,464,936	11,426,175	10,024,196
Gain on exchanges		3,036,715	2,321,679	3,036,739	2,321,129
Other income		446,278	592,799	416,989	561,355
Total non-interest income		18,266,289	16,172,905	16,515,917	14,623,873
Non-interest expenses					
Personnel expenses		10,037,871	8,973,357	8,209,068	7,453,802
Premises and equipment expenses		5,923,314	4,990,604	6,365,522	5,349,901
Taxes and duties		1,577,259	1,638,266	1,540,127	1,602,923
Fees and service expenses		3,262,708	2,899,699	3,229,506	2,772,217
Directors' remuneration		78,311	81,385	78,311	76,885
Contributions to Financial Institutions Development Fund and Deposit Protection Agency		2,656,856	2,432,400	2,656,856	2,432,400
Other expenses		3,907,191	3,194,875	4,237,031	3,497,634
Total non-interest expenses		27,443,510	24,210,586	26,316,421	23,185,762
Income before income tax		15,897,018	17,819,817	15,228,309	17,079,854
Income tax expense		4,672,755	5,276,265	4,307,012	5,030,174
Net income		11,224,263	12,543,552	10,921,297	12,049,680
Net income attributable to:					
Equity holders of the Bank		11,224,257	12,543,549	10,921,297	12,049,680
Minority interest		6	3	-	-
Net income		11,224,263	12,543,552	10,921,297	12,049,680
Basic earnings per share (Baht)	11	4.69	5.24	4.56	5.04
Weighted average number of ordinary shares (shares)	11	2,393,260,193	2,393,075,599	2,393,260,193	2,393,075,599

(Pol.Gen. Pow Sarasin)
Vice Chairman

(Dr.Prasarn Trairatvorakul)
President

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2009 AND 2008

(UNAUDITED)

Thousand Baht

Consolidated

	Note	Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus (deficit) on Investments	Retained Earnings: Appropriated Legal Reserve	Retained Earnings: Unappropriated	Total equity attributable to equity holders of the Bank	Minority Interest	Total
Balance as of 1 January 2008		23,882,023	18,012,979	9,741,701	568,261	2,920,000	44,870,321	99,995,285	50	99,995,335
Appraisal surplus on asset revaluation		-	-	1,247,695	-	-	126,204	1,373,899	-	1,373,899
Others		-	-	(5,044)	-	-	(27,866)	(32,910)	-	(32,910)
Revaluation deficit on investments		-	-	-	(154,330)	-	-	(154,330)	-	(154,330)
Income (expense) recognised directly in equity		-	-	1,242,651	(154,330)	-	98,338	1,186,659	-	1,186,659
Net income		-	-	-	-	-	12,543,549	12,543,549	3	12,543,552
Total recognised income and expense		-	-	1,242,651	(154,330)	-	12,641,887	13,730,208	3	13,730,211
Dividend paid	13	-	-	-	-	-	(4,786,520)	(4,786,520)	-	(4,786,520)
Ordinary shares		50,579	-	-	-	-	-	50,579	-	50,579
Premium on ordinary shares		-	90,131	-	-	-	-	90,131	-	90,131
Ending balance as of 30 September 2008		23,932,602	18,103,110	10,984,352	413,931	2,920,000	52,725,688	109,079,683	53	109,079,736
Balance as of 1 January 2009		23,932,602	18,103,110	10,941,913	2,207,073	3,050,000	55,427,843	113,662,541	53	113,662,594
Appraisal surplus on asset revaluation		-	-	(125,292)	-	-	125,292	-	-	-
Others		-	-	(8,628)	-	-	20,628	12,000	-	12,000
Revaluation deficit on investments		-	-	-	(844,204)	-	-	(844,204)	-	(844,204)
Income (expense) recognised directly in equity		-	-	(133,920)	(844,204)	-	145,920	(832,204)	-	(832,204)
Net income		-	-	-	-	-	11,224,257	11,224,257	6	11,224,263
Total recognised income and expense		-	-	(133,920)	(844,204)	-	11,370,177	10,392,053	6	10,392,059
Dividend paid	13	-	-	-	-	-	(4,786,520)	(4,786,520)	-	(4,786,520)
Others		-	-	-	-	-	-	-	(3)	(3)
Ending balance as of 30 September 2009		23,932,602	18,103,110	10,807,993	1,362,869	3,050,000	62,011,500	119,268,074	56	119,268,130

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2009 AND 2008

(UNAUDITED)

	Note	Thousand Baht						
		The Bank						
		Issued and Paid-up Share Capital	Premium on Share Capital	Appraisal Surplus on Asset Revaluation	Revaluation Surplus (deficit) on Investments	Retained Earnings: Appropriated Legal Reserve	Retained Earnings: Unappropriated	Total equity attributable to equity holders of the Bank
Balance as of 1 January 2008		23,882,023	18,012,979	9,741,701	567,324	2,920,000	45,011,111	100,135,138
Appraisal surplus on asset revaluation		-	-	1,247,695	-	-	126,204	1,373,899
Others		-	-	(5,044)	-	-	-	(5,044)
Revaluation deficit on investments		-	-	-	(153,275)	-	-	(153,275)
Income (expense) recognised directly in equity		-	-	1,242,651	(153,275)	-	126,204	1,215,580
Net income		-	-	-	-	-	12,049,680	12,049,680
Total recognised income and expense		-	-	1,242,651	(153,275)	-	12,175,884	13,265,260
Dividend paid	13	-	-	-	-	-	(4,786,520)	(4,786,520)
Ordinary shares		50,579	-	-	-	-	-	50,579
Premium on ordinary shares		-	90,131	-	-	-	-	90,131
Ending balance as of 30 September 2008		23,932,602	18,103,110	10,984,352	414,049	2,920,000	52,400,475	108,754,588
Balance as of 1 January 2009		23,932,602	18,103,110	10,941,913	2,207,793	3,050,000	55,070,531	113,305,949
Appraisal surplus on asset revaluation		-	-	(125,292)	-	-	125,292	-
Others		-	-	(8,628)		-	-	(8,628)
Revaluation deficit on investments		-	-	-	(843,579)	-	-	(843,579)
Income (expense) recognised directly in equity		-	-	(133,920)	(843,579)	-	125,292	(852,207)
Net income		-	-	-	-	-	10,921,297	10,921,297
Total recognised income and expense		-	-	(133,920)	(843,579)	-	11,046,589	10,069,090
Dividend paid	13	-	-	-	-	-	(4,786,520)	(4,786,520)
Ending balance as of 30 September 2009		23,932,602	18,103,110	10,807,993	1,364,214	3,050,000	61,330,600	118,588,519

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2009 AND 2008

(UNAUDITED)

		Thousand Baht			
		Consolidated		The Bank	
	Note	2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES					
Income before income tax		15,897,018	17,819,817	15,228,309	17,079,854
Add (Less) Adjustments to reconcile income before income tax to net cash from operating activities					
Depreciation and amortization		2,162,816	2,167,797	1,967,445	1,822,470
Bad debt and doubtful accounts		4,841,756	3,087,754	4,762,135	2,986,518
Loss on debt restructuring		2,282,988	2,662,281	2,282,260	2,655,709
Interest income from amortization of revaluation allowance for debt restructuring		(208,005)	(105,379)	(207,629)	(103,281)
(Gain) loss on foreign exchange translation of long-term borrowings		(267,167)	56,580	(267,167)	56,580
Loss on revaluation of investments		68,192	65,981	68,192	65,981
Reversal of loss on impairment of investments in securities		(16,951)	(451,305)	(16,951)	(446,922)
Gain on disposal of securities for investment		(465,899)	(407,157)	(461,883)	(377,803)
Amortization of discount on debt instruments		(5,965,304)	(1,207,351)	(5,965,263)	(1,207,313)
Loss on general investments write off		3,250	-	3,250	-
(Reversal of loss) loss on impairment of investments in receivables		(9,826)	19,883	(10,242)	791
Loss on impairment of properties foreclosed		400,590	334,197	354,966	289,717
Loss (reversal of loss) on impairment of other assets		136,757	(50,867)	138,704	(50,497)
Loss on sales of loans		-	45,313	-	45,313
Gain on disposal of premises and equipment		(7,953)	(1,067)	(464)	(1,001)
Reversal of loss on impairment of premises and equipment		(12,996)	(102,522)	(12,996)	(102,522)
Share of profit from investments on equity method		(4,542)	(28,047)	-	-
Dividend income from associated companies		75,000	9,450	-	-
Effect from full consolidation	2, 5	-	426,702	-	-
Amortization of discount on promissory note receivables		(16,315)	(16,355)	(7,332)	(6,426)
Amortization of discount on debentures		2,581	2,473	2,581	2,473
Increase (decrease) in other accrued expenses		1,611,838	(1,880,073)	341,584	(218,069)
Increase in other reserves		486,679	175,912	458,652	175,912
		20,994,507	22,624,017	18,658,151	22,667,484
Net income from interest and dividends		(32,198,983)	(31,607,533)	(32,073,208)	(31,283,970)
Proceeds from interest and dividends		43,202,617	44,622,101	45,333,937	43,921,784
Interest paid		(12,206,242)	(12,762,281)	(12,219,975)	(12,762,718)
Income tax paid		(6,268,144)	(6,633,441)	(5,882,545)	(6,451,796)
Net income from operations before changes in operating assets and liabilities		13,523,755	16,242,863	13,816,360	16,090,784
(Increase) decrease in operating assets					
Interbank and money market items (assets)		94,492,175	(5,967,513)	94,504,573	(6,021,536)
Securities purchased under resale agreements		-	10,700,000	-	10,700,000
Investment for trading		3,948,345	(15,565,198)	3,948,345	(15,565,198)
Loans		13,582,496	(114,621,733)	15,854,267	(112,324,654)
Properties foreclosed		3,403,339	3,131,703	2,447,997	2,083,056
Other assets		15,207,573	(1,775,478)	12,670,415	(2,652,896)

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

STATEMENTS OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2009 AND 2008

(UNAUDITED)

		Thousand Baht			
		Consolidated		The Bank	
	Note	2009	2008	2009	2008
Increase (decrease) in operating liabilities					
Deposits		(29,759,706)	88,395,005	(29,578,553)	88,615,313
Interbank and money market items (liabilities)		32,668,971	1,776,885	33,091,771	1,976,075
Liabilities payable on demand		(262,226)	(1,130,063)	(262,104)	(1,130,149)
Short-term borrowings		(58,383,003)	21,860,990	(58,725,650)	22,506,610
Other liabilities		(11,010,322)	10,401,671	(10,163,687)	8,952,415
Net cash provided by operating activities		77,411,397	13,449,132	77,603,734	13,229,820
CASH FLOWS FROM INVESTING ACTIVITIES					
Proceeds from disposal of available for sale investments		132,840,369	59,491,788	132,462,646	59,322,323
Proceeds from redemption of held to maturity debt instruments		4,620,365	1,769,722	4,031,365	1,589,722
Proceeds from disposal of other investments		50,453	617,373	43,142	614,726
Purchase of available for sale investments		(212,680,119)	(68,695,913)	(212,490,119)	(68,531,684)
Proceeds from collection of investments in receivables		62,990	253,295	62,990	24,332
Purchase of held to maturity debt instruments		(312,103)	(301,254)	(312,103)	(301,254)
Purchase of other investments		(10,665)	(87,654)	(2,565)	(106,654)
Proceeds from disposal of premises and equipment		9,377	1,168	469	1,016
Purchase of premises and equipment		(4,521,703)	(3,889,234)	(3,944,206)	(3,309,911)
Proceeds from disposal of intangible assets		-	5,032	-	-
Purchase of intangible assets		(3,056,693)	(2,173,992)	(3,041,616)	(2,094,313)
Net cash used in investing activities		(82,997,729)	(13,009,669)	(83,189,997)	(12,791,697)
CASH FLOWS FROM FINANCING ACTIVITIES					
Increase in long-term borrowings		1,099,299	4,377,271	1,099,299	4,377,270
Increase in share capital		-	50,579	-	50,579
Increase in premium on share capital		-	90,131	-	90,131
Dividend payments	13	(4,786,520)	(4,786,520)	(4,786,520)	(4,786,520)
Net cash used in financing activities		(3,687,221)	(268,539)	(3,687,221)	(268,540)
Net (decrease) increase in cash and cash equivalents		(9,273,553)	170,924	(9,273,484)	169,583
Cash and cash equivalents at the beginning of the period	4	27,751,133	18,050,910	27,749,840	18,050,395
Cash and cash equivalents at the end of the period	4	18,477,580	18,221,834	18,476,356	18,219,978

The accompanying notes are an integral part of these financial statements.

KASIKORNBANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM FINANCIAL STATEMENTS

FOR THE THREE-MONTH AND NINE-MONTH PERIODS ENDED 30 SEPTEMBER 2009 (UNAUDITED)

Note	Contents	Page
1	General information	13
2	Basis of preparation of the financial statements	13
3	Significant accounting policies	15
4	Supplementary information of cash flows	15
5	Investments	16
6	Loans and accrued interest receivables	38
7	Troubled debt restructuring	46
8	Allowance for doubtful accounts	51
9	Revaluation allowance for debt restructuring	53
10	Classified assets	53
11	Share capital and earnings per share	55
12	Capital requirements	56
13	Dividend payment	57
14	Assets pledged as collateral	57
15	Contingencies and commitments	58
16	Related party transactions and balances	60
17	The financial positions and results of operations differentiated by domestic and foreign business	71
18	Reclassification of accounts	77
19	Business and risk management policies relating to transactions among group of companies offering financial services	78
20	Thai accounting standards (TAS) not yet adopted	78
21	Approval of the financial statements	78

These notes form an integral part of the financial statements.

1 GENERAL INFORMATION

KASIKORNBANK PUBLIC COMPANY LIMITED, ("the Bank"), is a registered public company located in the Kingdom of Thailand and listed on the Stock Exchange of Thailand on 9 February 1976. The registered office of the Bank is at 1 Soi Kasikornthai, Ratburana Road, Bangkok.

The principal activity of the Bank is commercial banking and the Bank conducts its businesses through a network of branches covering all parts of Thailand and certain majors cities overseas.

2 BASIS OF PREPARATION OF THE FINANCIAL STATEMENTS

The interim financial statements are prepared in accordance with the Thai Accounting Standard No. 41 (revised 2007), regarding Interim Financial Statements, related interpretations and guidelines promulgated by the Federation of Accounting Professions, and the regulations of the Stock Exchange of Thailand (SET), dated 22 January 2001, regarding the "Preparation and Filing of Financial Statements and Reports Concerning the Financial Status and Results of Business Operations of Listed Companies" (B.E. 2544), and with the Bank of Thailand (BoT) notification number SOR NOR SOR70/2551, directive dated 3 August 2008, regarding the "Preparation and announcement of the financial statements of commercial banks and holding companies which are parent company of group of companies offering financial services".

The interim financial statements have been prepared for the purpose of providing an update on the financial statements for the year ended 31 December 2008. They focus on new activities, events and circumstances to avoid repetition of information previously reported. Accordingly, these interim financial statements should be read in conjunction with the financial statements for the year ended 31 December 2008.

The preparation of financial statements in conformity with TAS and generally accepted accounting principles in Thailand requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. These judgements, estimates and assumptions are based on historical experience and various other factors, including management's assessment of the potential impact on the Bank and subsidiaries' operations and financial position of the global economic crisis. Actual results may differ from these estimates.

The interim financial statements are presented in Thai Baht, rounded to the nearest thousand or million unless otherwise stated.

The financial statements issued for Thai reporting purposes are prepared in the Thai language. This English translation of the financial statements has been prepared for the convenience of readers not conversant with the Thai language.

The consolidated financial statements comprise the Bank, its subsidiaries and its interest in associates. Significant intra - group transactions between the Bank and its subsidiaries are eliminated on consolidation.

The consolidated financial statements of the Bank consist of the Bank and its subsidiaries. Details of the Bank's subsidiaries are as follows:

	% Shareholding of the Bank Directly and Indirectly		
	30 September 2009	31 December 2008	30 September 2008
Phethai Asset Management Co., Ltd. ("Phethai-AMC")	100.00	100.00	100.00
Kasikorn Research Center Co., Ltd. ("KResearch")	100.00	100.00	100.00
Kasikorn Asset Management Co., Ltd. ("KAsset")*	100.00	100.00	100.00
Kasikorn Securities Public Co., Ltd. ("KSecurities")	99.99	99.99	99.99
Kasikorn Factoring Co., Ltd. ("KFactoring")	100.00	100.00	100.00
Kasikorn Leasing Co., Ltd. ("KLeasing")	100.00	100.00	100.00
Progress Land and Buildings Co., Ltd. ("PLB")	100.00	100.00	100.00
KHAO KLA Venture Capital Management Co., Ltd. ("KHAO KLA")*	100.00	100.00	100.00
K-SME Venture Capital Co., Ltd. ("K-SME")	100.00	100.00	100.00
Progress Gunpai Co., Ltd.	100.00	100.00	100.00
Progress Plus Co., Ltd.	100.00	100.00	100.00
Progress Facilities Management Co., Ltd.	100.00	100.00	100.00
Progress Management Co., Ltd.	100.00	100.00	100.00
Progress Software Co., Ltd.	100.00	100.00	100.00
Progress Storage Co., Ltd.	100.00	100.00	100.00
Progress Service Support Co., Ltd.	100.00	100.00	100.00
Progress Service Co., Ltd.	100.00	100.00	100.00
Progress HR Co., Ltd.	100.00	100.00	100.00
Progress Appraisal Co., Ltd.	100.00	100.00	100.00
Progress Collection Co., Ltd.	100.00	100.00	100.00
Progress Training Co., Ltd.	100.00	-	-

* Kasikorn Asset Management Co., Ltd. directly and indirectly holds 100% shares in KHAO KLA Venture Capital Management Co., Ltd.

On 3 April 2009, the Annual General Meeting of Shareholders of the Bank approved to acquire an additional 19,191,635 ordinary shares of Muang Thai Group Holding Co., Ltd (Formerly: Muang Thai Fortis Holding Co., Ltd.) at a price of not more than Baht 7,244 million, in order to increase the percentage of share holding by the Bank from 10% to not less than 51% in Muang Thai Group Holding Co., Ltd. Such resolution also approved the entering of connected transaction to purchase additional ordinary shares of Muang Thai Fortis Holding Co., Ltd. and acquisition of the ordinary shares from existing shareholders, who are connected to the Bank. As of 11 November 2009, the Bank had not acquired such additional shares. As such the consolidated financial statements for the nine-month period ended 30 September 2009 exclude such transactions.

The consolidated financial statements prior to the period ended 30 September 2008 exclude the financial statements of subsidiaries whose financial statements are not material to the Bank.

The consolidated financial statements for the nine-month period ended 30 September 2009 and 2008 include all financial statements of the Bank's subsidiaries (See impact of full consolidation in Note 5).

The consolidated and the Bank only financial statements include the accounts of all branches; domestic and outside Thailand. Interbranch transactions have been eliminated.

3. SIGNIFICANT ACCOUNTING POLICIES

On 15 May 2009, the FAP has made the announcement No. 12/2009 to renumber Thai Accounting Standards (TAS) to be the same as International Accounting Standards (IAS).

In 2009, the Bank and its subsidiaries adopted the following revised Thai Accounting Standard (TAS) and Thai Financial Reporting Standard (TFRS) which are relevant to their operations:

TAS 36 (revised 2007) *Impairment of Assets (formerly TAS 36)*

TFRS 5 (revised 2007) *Non-current Assets Held for Sale and Discontinued Operations (formerly TAS 54)*

Accounting Guideline on Accounting Record for Leasehold Right

The adoption and initial application of these revised TAS and TFRS, including new accounting guideline does not have any material impact on the consolidated and the Bank only financial statements. See reclassification from the application of such accounting guideline in note 18.

Furthermore, the FAP has made the announcement No. 16/2009 to issue new TAS which are not yet effective in the preparation of these financial statements. These new and revised TAS are disclosed in note 20.

4. SUPPLEMENTARY INFORMATION OF CASH FLOWS

Non-cash items for the nine-month periods ended 30 September are as follows:

(Million Baht)

	Consolidated		The Bank	
	2009	2008	2009	2008
Revaluation deficit on investments	(844)	(154)	(844)	(153)
The realized portion of the appraised surplus on asset revaluation	125	126	125	126
Foreclosed properties arising from auction and debt settlement	3,713	2,337	3,221	2,152

5 INVESTMENTS

Investments consisted of:

(Million Baht)

	Consolidated			
	30 September 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	3,769	8	(12)	3,765
1.1.2 Private enterprises debt instruments	72	-	-	72
1.1.3 Marketable equity securities - domestic	271	14	-	285
Total	4,112	22	(12)	4,122
Add Allowance for revaluation	10			-
Total	4,122			4,122
1.2 Available-for-sale investments				
1.2.1 Government and state enterprise securities	93,870	698	(16)	94,552
1.2.2 Private enterprises debt instruments	325	4	(46)	283
1.2.3 Foreign debt instruments	2,150	-	(1)	2,149
1.2.4 Marketable equity securities - domestic	377	470	(180)	667
1.2.5 Others	54	-	-	54
Total	96,776	1,172	(243)	97,705
Add Allowance for revaluation	1,122			-
Less Allowance for impairment	(193)			-
Total	97,705			97,705
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	400	-	-	400
1.3.2 Foreign debt instruments	104	-	-	104
Total	504	-	-	504
Total Current Investments - net	102,331			102,331

(Million Baht)

	Consolidated			
	30 September 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	61,096	188	(163)	61,121
2.1.2 Private enterprises debt instruments	1,053	20	-	1,073
2.1.3 Foreign debt instruments	9,073	114	(26)	9,161
2.1.4 Marketable equity securities - domestic	88	103	(1)	190
Total	71,310	425	(190)	71,545
Add Allowance for revaluation	235			-
Total	71,545			71,545
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	3,847	85	-	3,932
2.2.2 Private enterprises debt instruments	584	-	(584)	-
Total	4,431	85	(584)	3,932
Less Allowance for impairment	(584)			-
Total	3,847			3,932
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	1,953	-	(341)	1,612
2.3.2 Non-marketable equity securities - overseas	307	-	(264)	43
2.3.3 Investments in receivables	676	-	(308)	368
Total	2,936	-	(913)	2,023
Less Allowance for impairment	(913)			-
Total	2,023			2,023
Total Long-term Investments - net	77,415			77,500

(Million Baht)

	Consolidated			
	31 December 2008			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	6,116	53	(12)	6,157
1.1.2 Private enterprises debt instruments	1,642	8	-	1,650
1.1.3 Marketable equity securities - domestic	326	42	-	368
Total	8,084	103	(12)	8,175
Add Allowance for revaluation	91			-
Total	8,175			8,175
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	52,668	1,408	-	54,076
1.2.2 Private enterprises debt instruments	46	-	(46)	-
1.2.3 Foreign debt instruments	1,398	-	-	1,398
1.2.4 Marketable equity securities - domestic	377	233	(222)	388
1.2.5 Others	237	1	-	238
Total	54,726	1,642	(268)	56,100
Add Allowance for revaluation	1,566			-
Less Allowance for impairment	(192)			-
Total	56,100			56,100
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,400	6	-	2,406
1.3.2 Private enterprise debt instruments	841	5	-	846
1.3.3 Foreign debt instruments	982	-	-	982
Total	4,223	11	-	4,234
Total Current Investments - net	68,498			68,509

(Million Baht)

	Consolidated			
	31 December 2008			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	24,222	608	-	24,830
2.1.2 Private enterprises debt instruments	1,193	19	-	1,212
2.1.3 Foreign debt instruments	1,538	3	(33)	1,508
2.1.4 Marketable equity securities - domestic	88	46	(2)	132
Total	27,041	676	(35)	27,682
Add Allowance for revaluation	641			-
Total	27,682			27,682
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	4,435	149	-	4,584
2.2.2 Private enterprises debt instruments	584	-	(584)	-
Total	5,019	149	(584)	4,584
Less Allowance for impairment	(584)			-
Total	4,435			4,584
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	2,034	-	(382)	1,652
2.3.2 Non-marketable equity securities - overseas	306	-	(264)	42
2.3.3 Investments in receivables	740	-	(318)	422
Total	3,080	-	(964)	2,116
Less Allowance for impairment	(964)			-
Total	2,116			2,116
Total Long-term Investments - net	34,233			34,382

(Million Baht)

	The Bank			
	30 September 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	3,769	8	(12)	3,765
1.1.2 Private enterprises debt instruments	72	-	-	72
1.1.3 Marketable equity securities - domestic	271	14	-	285
Total	4,112	22	(12)	4,122
Add Allowance for revaluation	10			-
Total	4,122			4,122
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	93,870	698	(16)	94,552
1.2.2 Private enterprises debt instruments	325	4	(46)	283
1.2.3 Foreign debt instruments	2,150	-	(1)	2,149
1.2.4 Marketable equity securities - domestic	377	470	(180)	667
Total	96,722	1,172	(243)	97,651
Add Allowance for revaluation	1,122			-
Less Allowance for impairment	(193)			-
Total	97,651			97,651
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	400	-	-	400
1.3.2 Foreign debt instruments	104	-	-	104
Total	504	-	-	504
Total Current Investments - net	102,277			102,277

(Million Baht)

	The Bank			
	30 September 2009			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	61,096	188	(163)	61,121
2.1.2 Private enterprises debt instruments	1,053	20	-	1,073
2.1.3 Foreign debt instruments	9,073	114	(26)	9,161
2.1.4 Marketable equity securities - domestic	85	103	-	188
Total	71,307	425	(189)	71,543
Add Allowance for revaluation	236			-
Total	71,543			71,543
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	3,847	85	-	3,932
2.2.2 Private enterprises debt instruments	584	-	(584)	-
Total	4,431	85	(584)	3,932
Less Allowance for impairment	(584)			-
Total	3,847			3,932
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	1,829	-	(335)	1,494
2.3.2 Non-marketable equity securities - overseas	307	-	(265)	42
2.3.3 Investments in receivables	632	-	(293)	339
Total	2,768	-	(893)	1,875
Less Allowance for impairment	(893)			-
Total	1,875			1,875
Total Long-term Investments - net	77,265			77,350

(Million Baht)

	The Bank 31 December 2008			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
1. Current Investments				
1.1 Trading investments				
1.1.1 Government and state enterprises securities	6,116	53	(12)	6,157
1.1.2 Private enterprises debt instruments	1,642	8	-	1,650
1.1.3 Marketable equity securities - domestic	326	43	-	369
Total	8,084	104	(12)	8,176
Add Allowance for revaluation	92			-
Total	8,176			8,176
1.2 Available-for-sale investments				
1.2.1 Government and state enterprises securities	52,668	1,408	-	54,076
1.2.2 Private enterprises debt instruments	46	-	(46)	-
1.2.3 Foreign debt instruments	1,398	-	-	1,398
1.2.4 Marketable equity securities - domestic	377	232	(222)	387
Total	54,489	1,640	(268)	55,861
Add Allowance for revaluation	1,564			-
Less Allowance for impairment	(192)			-
Total	55,861			55,861
1.3 Held-to-maturity debt instruments				
1.3.1 Government and state enterprises securities	2,400	6	-	2,406
1.3.2 Private enterprises debt instruments	841	5	-	846
1.3.3 Foreign debt instruments	982	-	-	982
Total	4,223	11	-	4,234
Total Current Investments - net	68,260			68,271

(Million Baht)

	The Bank			
	31 December 2008			
	Cost Value/ Amortized Cost Value	Unrealized Gain	Unrealized Loss	Fair Value
2. Long-term Investments				
2.1 Available-for-sale investments				
2.1.1 Government and state enterprises securities	24,221	608	-	24,829
2.1.2 Private enterprises debt instruments	1,193	19	-	1,212
2.1.3 Foreign debt instruments	1,538	3	(33)	1,508
2.1.4 Marketable equity securities - domestic	85	46	-	131
Total	27,037	676	(33)	27,680
Add Allowance for revaluation	643			-
Total	27,680			27,680
2.2 Held-to-maturity debt instruments				
2.2.1 Government and state enterprises securities	4,435	150	-	4,585
2.2.2 Private enterprises debt instruments	584	-	(584)	-
Total	5,019	150	(584)	4,585
Less Allowance for impairment	(584)			-
Total	4,435			4,585
2.3 General investments				
2.3.1 Non-marketable equity securities - domestic	1,887	-	(351)	1,536
2.3.2 Non-marketable equity securities - overseas	306	-	(264)	42
2.3.3 Investments in receivables	695	-	(304)	391
Total	2,888	-	(919)	1,969
Less Allowance for impairment	(919)			-
Total	1,969			1,969
Total Long-term Investments - net	34,084			34,234

As of 30 September 2009 and 31 December 2008, investments in held-to-maturity debt instruments, which are government or state enterprise securities, included promissory notes from TAMC of Baht 2,846 million and Baht 3,435 million, respectively.

Gain on investments presented in the statements of income consisted of:

(Million Baht)

	Consolidated		The Bank	
	For the Three-Month Periods Ended 30 September		For the Three-month Periods Ended 30 September	
	2009	2008	2009	2008
Gain on disposal of investments				
Held for trading investments	35	48	34	43
Available-for-sale investments	119	128	117	126
General investments	1	8	-	8
Investments in receivables	12	2	-	-
Total	167	186	151	177
Loss on disposal of investments				
Held for trading investments	(10)	(38)	(9)	(40)
Available-for-sale investments	-	(7)	-	(4)
General investments	-	-	(1)	-
Total	(10)	(45)	(10)	(44)
Gain (loss) on revaluation of investments	8	(30)	8	(30)
Loss on general investments write off	(3)	-	(3)	-
Reversal of loss (loss) on impairment				
Investments in securities	(11)	3	4	-
Investments in receivables	10	(1)	10	(1)
Total	(1)	2	14	(1)
Total gain on investments	161	113	160	102

(Million Baht)

	Consolidated		The Bank	
	For the Nine-Month Periods Ended 30 September		For the Nine-month Periods Ended 30 September	
	2009	2008	2009	2008
Gain on disposal of investments				
Held for trading investments	324	251	323	226
Available-for-sale investments	481	296	478	293
General investments	1	589	-	588
Investments in receivables	-	29	-	-
Total	806	1,165	801	1,107
Loss on disposal of investments				
Held for trading investments	(122)	(176)	(121)	(178)
Available-for-sale investments	(4)	(506)	(4)	(503)
General investments	(12)	-	(12)	-
Total	(138)	(682)	(137)	(681)
Loss from revaluation of investments	(68)	(66)	(68)	(66)
Loss on general investments write off	(3)	-	(3)	-
Reversal of loss (loss) on impairment				
Investments in securities	17	451	17	447
Investments in receivables	10	(20)	10	(1)
Total	27	431	27	446
Total gain on investments	624	848	620	806

Revaluation surplus on investments consisted of:

(Million Baht)

	Consolidated		The Bank	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Revaluation surplus on investments				
Debt instruments	824	2,005	824	2,005
Equity securities	539	202	540	203
Total	1,363	2,207	1,364	2,208

A maturity analysis for debt instruments resulted in the following:

(Million Baht)

	Consolidated and The Bank							
	30 September 2009				31 December 2008			
	Maturity				Maturity			
	1 year	Over 1 year to 5 years	Over 5 years	Total	1 year	Over 1 year to 5 years	Over 5 years	Total
1. Available-for-sale investments								
1.1 Government and state enterprise securities	89,254	62,096	3,616	154,966	46,233	25,222	5,435	76,890
1.2 Private enterprise debt Instruments	325	1,053	-	1,378	46	1,193	-	1,239
1.3 Foreign debt instruments	2,150	9,073	-	11,223	1,398	1,538	-	2,936
Total	91,729	72,222	3,616	167,567	47,677	27,953	5,435	81,065
Add Allowance for revaluation	368	209	240	817	404	734	867	2,005
Less Allowance for impairment	(46)	-	-	(46)	(46)	-	-	(46)
Total	92,051	72,431	3,856	168,338	48,035	28,687	6,302	83,024
2. Held-to-maturity debt Instruments								
2.1 Government and state enterprise securities	400	3,831	16	4,247	2,400	3,377	1,058	6,835
2.2 Private enterprise debt instruments	-	-	584	584	841	-	584	1,425
2.3 Foreign debt instruments	104	-	-	104	982	-	-	982
Total	504	3,831	600	4,935	4,223	3,377	1,642	9,242
Less Allowance for impairment	-	-	(584)	(584)	-	-	(584)	(584)
Total	504	3,831	16	4,351	4,223	3,377	1,058	8,658
Total Debt Instruments	92,555	76,262	3,872	172,689	52,258	32,064	7,360	91,682

Investments held by the Bank and its subsidiaries in financial institutions that were closed on 8 December 1997, or investments in listed companies which meet SET's criteria for delisting, and are in default on debt instruments, or companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting or investments in receivables with uncertainty in settlement or in default, were as follows:

(Million Baht)

	30 September 2009					
	Consolidated			The Bank		
	Cost Value/ Book Value	Fair Value	Allowance for Impairment	Cost Value/ Book Value	Fair Value	Allowance for Impairment
1. Closed financial institutions						
- Debt Instrument	130	-	(130)	130	-	(130)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments						
- Debt Instrument	46	-	(46)	46	-	(46)
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting						
- Equity Securities	648	-	(648)	648	-	(648)
- Debt Instrument	453	-	(453)	453	-	(453)
4. Investment in receivables with uncertainty in settlement or in default	676	368	(308)	632	339	(293)
Total	1,953	368	(1,585)	1,909	339	(1,570)

(Million Baht)

	31 December 2008					
	Consolidated			The Bank		
	Cost Value/ Book Value	Fair Value	Allowance for Impairment	Cost Value/ Book Value	Fair Value	Allowance for Impairment
1. Closed financial institutions						
- Debt Instrument	131	-	(131)	131	-	(131)
2. Listed companies which meet SET's criteria for delisting, and are in default on debt instruments						
- Debt Instrument	-	-	-	-	-	-
3. Companies whose ability to continue as a going concern is uncertain, or unlisted companies whose financial position and operating results are the same as companies which meet SET's criteria for delisting						
- Equity Securities	646	-	(646)	646	-	(646)
- Debt Instrument	498	-	(498)	498	-	(498)
4. Investment in receivables with uncertainty in settlement or in default	722	419	(303)	677	374	(303)
Total	1,997	419	(1,578)	1,952	374	(1,578)

For the nine-month periods ended 30 September 2009 and 2008, changes in the investments in subsidiaries and associated companies were as follows:

(Million Baht)

		Consolidated		The Bank	
	Note	2009	2008	2009	2008
Net book value at 1 January		214	589	9,474	9,357
Share of profit from investments on equity method		4	35	-	-
Establishment of a new company	2	-	-	2	5
Effect from full consolidation	2	-	(427)	-	-
Dividend income		(75)	(9)	-	-
Reversal of allowance for impairment		-	6	-	-
Capital increase		-	-	-	100
Others		-	4	-	-
Net book value at 30 September		143	198	9,476	9,462

Investments in ordinary shares of subsidiaries and associated companies were as follows:

(Million Baht)

		Consolidated					
		% Shareholding					
	Type of Business	Direct and indirect		Cost method		Equity method	
		30 September 2009	31 December 2008	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Associated companies							
Goco Co., Ltd *	Information and communication	32.35%	32.35%	6	6	6	6
Processing Center Co., Ltd.	System Development Service	30.00%	30.00%	15	15	103	174
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	2	2
Lawson-Marsh Events Co., Ltd.*	Venture Capital	35.71%	35.71%	5	5	5	5
Sukhothai Land Co., Ltd.*	Venture Capital	20.00%	20.00%	10	10	10	10
Humanica Co., Ltd.*	Software design and development	21.60%	21.60%	13	13	13	13
2Spot Communications Co., Ltd.*	Information and communication	20.17%	20.17%	5	5	5	5
M. Grand Hotel Co., Ltd.	System Development Hotel	20.00%	20.00%	355	355	6	6
Total				411	411	150	221
Less Allowance for impairment				(356)	(356)	(7)	(7)
Investments in Associated Companies – Net				55	55	143	214

*The Bank holds shares indirectly through K-SME Venture Capital Co., Ltd.

(Million Baht)

The Bank

	Type of Business	% Shareholding Direct and indirect 30 September 2009	% Shareholding Direct and indirect 31 December 2008	Cost method 30 September 2009	Cost method 31 December 2008	Dividend income 30 September 2009	Dividend income 30 September 2008
Subsidiaries companies							
Phethai Asset Management Co., Ltd.	Asset Management	100.00%	100.00%	5,998	5,998	-	-
Kasikorn Research Center Co., Ltd.	Service	100.00%	100.00%	6	6	-	-
Kasikorn Asset Management Co., Ltd.	Management	100.00%	100.00%	2,003	2,003	450	274
Kasikorn Securities Public Co., Ltd.	Securities Business	99.99%	99.99%	1,312	1,312	-	-
Kasikorn Factoring Co., Ltd.	Lending	100.00%	100.00%	237	237	-	-
Kasikorn Leasing Co., Ltd.	Lending	100.00%	100.00%	900	900	-	-
Progress Land and Buildings Co., Ltd.	Property Development	100.00%	100.00%	639	639	-	-
KHAO KLA Venture Capital Management Co., Ltd.*	Venture Capital Management	100.00%	100.00%	-	-	-	-
K-SME Venture Capital Co., Ltd.	Venture Capital	100.00%	100.00%	200	200	-	-
Progress Gunpai Co., Ltd.	Service	100.00%	100.00%	21	21	110	-
Progress Plus Co., Ltd.	Service	100.00%	100.00%	4	4	4	1
Progress Facilities Management Co., Ltd.	Service	100.00%	100.00%	5	5	5	5
Progress Management Co., Ltd.	Service	100.00%	100.00%	6	6	6	1
Progress Software Co., Ltd.	Service	100.00%	100.00%	19	19	20	2
Progress Storage Co., Ltd.	Service	100.00%	100.00%	3	3	7	4
Progress Services Support Co., Ltd.	Service	100.00%	100.00%	4	4	7	-
Progress Services Co., Ltd.	Service	100.00%	100.00%	2	2	12	10
Progress HR Co., Ltd.	Service	100.00%	100.00%	1	1	18	-
Progress Appraisal Co., Ltd.	Service	100.00%	100.00%	5	5	15	-
Progress Collection Co., Ltd.	Service	100.00%	100.00%	5	5	-	-
Progress Training Co., Ltd.	Service	100.00%	-	2	-	-	-
Associated companies							
Processing Center Co., Ltd.	Service	30.00%	30.00%	15	15	75	9
Rural Capital Partners Co., Ltd.	Venture Capital	27.50%	27.50%	2	2	-	-
M. Grand Hotel Co., Ltd.	Hotel	20.00%	20.00%	355	355	-	-
Total				11,744	11,742	729	306
Less Allowance for impairment				(2,268)	(2,268)	-	-
Investments in Subsidiaries and Associated Companies – Net				9,476	9,474	729	306

* The Bank holds 100.00% shares indirectly through Kasikorn Asset Management Co., Ltd.

The recording of investments in subsidiaries and associated companies using the equity method in the consolidated financial statements is based on financial information obtained from audited or unaudited financial statements and from management information that has not been audited or reviewed by the auditors.

As of 30 September 2009 and 31 December 2008, investments held by the Bank and its subsidiaries, that were more than 10% of those companies' shares and were not investments in subsidiaries and associated companies, classified by industry were as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Manufacturing and commerce	17	20	17	20
Property development and construction	529	550	529	550
Infrastructure and services	271	276	271	271
Others	335	330	330	330
Total	1,152	1,176	1,147	1,171

The financial position and results of operations of the Bank's subsidiaries are set out below:

(Million Baht)

	Balance Sheets					
	30 September 2009 (Unaudited)*			31 December 2008		
	Total Assets	Total Liabilities	Total Equity	Total Assets	Total Liabilities	Total Equity
Phethai Asset Management Co., Ltd.	4,466	49	4,417	4,937	570	4,367
Kasikorn Research Center Co., Ltd.	45	15	30	47	15	32
Kasikorn Asset Management Co., Ltd.	1,107	221	886	1,151	264	887
Kasikorn Securities Public Co., Ltd.	3,027	2,234	793	2,131	1,421	710
Kasikorn Factoring Co., Ltd.	4,319	3,712	607	4,582	4,085	497
Kasikorn Leasing Co., Ltd.	40,947	40,003	944	34,801	34,006	795
Progress Land and Buildings Co., Ltd.	484	1	483	486	2	484
KHAO KLA Venture Capital Management Co., Ltd. **	1	-	1	5	-	5
K-SME Venture Capital Co., Ltd.*	194	1	193	197	-	197
Progress Gunpai Co., Ltd.	344	217	127	344	166	178
Progress Plus Co., Ltd.	72	39	33	121	86	35
Progress Facilities Management Co., Ltd.	38	22	16	34	20	14
Progress Management Co., Ltd.	39	10	29	38	7	31
Progress Software Co., Ltd.	295	111	184	280	123	157
Progress Storage Co., Ltd.	34	4	30	31	6	25
Progress Services Support Co., Ltd.	43	18	25	51	27	24
Progress Services Co., Ltd.	39	16	23	35	13	22
Progress HR Co., Ltd.	51	37	14	63	44	19
Progress Appraisal Co., Ltd.	82	19	63	101	35	66
Progress Collection Co., Ltd.	10	3	7	13	7	6
Progress Training Co., Ltd.	27	12	15	-	-	-
	55,664	46,744	8,920	49,448	40,897	8,551

* Except for K-SME Venture Capital Co., Ltd. which was audited.

** The Bank holds 100.00% of shares indirectly through Kasikorn Asset Management Co., Ltd.

(Million Baht except for Earnings (Loss) per Share)

Statements of Income

For the Three-Month Periods Ended 30 September

	2009 (Unaudited)				2008 (Unaudited)			
	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)
Phethai Asset Management Co., Ltd.	39	25	14	0.02	90	45	45	0.07
Kasikorn Research Center Co., Ltd.	24	20	4	39.88	18	17	1	15.96
Kasikorn Asset Management Co., Ltd.	494	321	173	6.35	397	269	128	4.71
Kasikorn Securities Public Co., Ltd.	180	114	66	1.09	70	77	(7)	(0.10)
Kasikorn Factoring Co., Ltd.	90	42	48	29.67	105	71	34	21.01
Kasikorn Leasing Co., Ltd.	704	639	65	0.71	551	586	(35)	(0.39)
Progress Land and Buildings Co., Ltd.	4	1	3	0.34	2	3	(1)	(0.10)
KHAO KLA Venture Capital Management Co., Ltd. *	1	2	(1)	(0.90)	1	2	(1)	(0.98)
K-SME Venture Capital Co., Ltd.	-	1	(1)	(0.05)	-	1	(1)	(0.05)
Progress Gunpai Co., Ltd.	146	128	18	90.21	116	96	20	55.68
Progress Plus Co., Ltd.	80	79	1	4.18	77	77	-	(0.61)
Progress Facilities Management Co., Ltd.	26	25	1	34.41	20	20	-	12.71
Progress Management Co., Ltd.	20	18	2	18.35	16	14	2	24.98
Progress Software Co., Ltd.	139	133	6	66.52	149	134	15	149.06
Progress Storage Co., Ltd.	17	13	4	112.88	14	11	3	99.10
Progress Services Support Co., Ltd.	31	30	1	37.17	30	28	2	43.00
Progress Services Co., Ltd.	59	55	4	236.35	51	48	3	164.23
Progress HR Co., Ltd.	132	126	6	625.48	123	121	2	269.78
Progress Appraisal Co., Ltd.	69	62	7	1,471.64	81	66	15	2,879.76
Progress Collection Co.,Ltd.	21	21	-	(8.20)	8	8	-	3.40
Progress Training Co.,Ltd.	47	34	13	769.92	-	-	-	-
	2,323	1,889	434		1,919	1,694	225	

* The Bank holds 100.00% of shares indirectly through Kasikorn Asset Management Co., Ltd.

(Million Baht except for Earnings (Loss) per Share)

	Statements of Income For the Nine-Month Periods Ended 30 September							
	2009 (Unaudited)				2008 (Unaudited)			
	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)	Revenue	Expenses	Net Profit (Loss)	Earnings (Loss) per Share (Baht)
Phethai Asset Management Co., Ltd.	116	67	49	0.06	189	87	102	0.17
Kasikorn Research Center Co., Ltd.	58	60	(2)	(24.36)	53	51	2	22.75
Kasikorn Asset Management Co., Ltd.	1,355	905	450	16.56	1,162	783	379	13.95
Kasikorn Securities Public Co., Ltd.	392	308	84	1.39	283	244	39	0.65
Kasikorn Factoring Co., Ltd.	273	162	111	69.20	300	249	51	32.02
Kasikorn Leasing Co., Ltd.	2,027	1,877	150	1.66	1,492	1,484	8	0.09
Progress Land and Buildings Co., Ltd.	6	7	(1)	(0.16)	6	6	-	0.07
KHAO KLA Venture Capital Management Co., Ltd.*	3	6	(3)	(2.62)	2	6	(4)	(5.38)
K-SME Venture Capital Co., Ltd.	-	3	(3)	(0.16)	-	2	(2)	(0.09)
Progress Gunpai Co., Ltd.	428	368	60	297.74	322	284	38	187.03
Progress Plus Co., Ltd.	241	240	1	5.19	255	250	5	21.41
Progress Facilities Management Co., Ltd.	79	73	6	124.41	60	57	3	64.30
Progress Management Co., Ltd.	58	54	4	60.83	51	47	4	63.77
Progress Software Co., Ltd.	425	381	44	438.15	362	315	47	469.68
Progress Storage Co., Ltd.	50	38	12	381.82	34	26	8	260.31
Progress Services Support Co., Ltd.	98	90	8	211.87	97	84	13	317.32
Progress Services Co., Ltd.	177	164	13	667.05	144	135	9	463.64
Progress HR Co., Ltd.	400	386	14	1,442.88	342	335	7	678.74
Progress Appraisal Co., Ltd.	186	175	11	2,266.44	197	169	28	5,512.26
Progress Collection Co., Ltd.	55	54	1	17.13	8	8	-	2.82
Progress Training Co.,Ltd.	64	50	14	814.92	-	-	-	-
	6,491	5,468	1,023		5,359	4,622	737	

* The Bank holds 100.00% of shares indirectly through Kasikorn Asset Management Co., Ltd.

Disclosure of The Statements of Cash Flows of The Asset Management Company ("AMC")

In accordance with the Bank of Thailand's notification number Sor Nor Sor (01) Wor 3258/2543 dated 27 November 2000, relating to the operational regulations of the asset management company, the Bank is required to disclose the statements of cash flows of the AMC in the notes to the financial statements. The statements of cash flows of Phethai Asset Management Co., Ltd. are as follows:

Phethai Asset Management Company Limited

Statements of Cash Flows

For the Nine-Month Periods Ended 30 September 2009 and 2008

(Unaudited)

	Million Baht	
	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES		
Income before income tax	49	102
Adjustments to reconcile net profit from operating activities		
Depreciation and amortization	1	1
Reversal of bad debt and doubtful accounts	-	(28)
Loss on debt restructuring	1	7
Interest income from amortization of revaluation allowance for debt restructuring	-	(2)
Gain on investment in securities	(2)	-
Loss on impairment of investments in receivables	-	1
Loss on impairment of properties foreclosed	44	45
Gain on transter of Changing Account	(3)	(24)
Amortization of discount on promissory note receivables	(9)	(10)
Decrease (increase) in accrued expenses	1	(21)
	82	71
Net income from interest and dividends	(31)	(35)
Interest and dividends received	34	65
Interest paid	(5)	(38)
Income tax(paid)	(6)	-
Net profit from operations before changes in operating assets and liabilities	74	63

Phethai Asset Management Company Limited
Statements of Cash Flows (Continued)
For the nine-Month Periods Ended 30 September 2009 and 2008
(Unaudited)

	Million Baht	
	2009	2008
Decrease in operating assets		
Investments in receivables	15	179
Loans and receivables	144	325
Properties foreclosed	440	868
Other assets	93	1,549
Increase (decrease) in operating liabilities		
Other liabilities	10	(34)
Net Cash Provided by Operating Activities	776	2,950
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash paid for purchase of long-term investments	-	(4)
Proceeds from disposal of long-term investments	9	4
Net Cash Provided by Investing Activities	9	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Cash paid for repayment of borrowings from financial institutions	(530)	(2,915)
Net Cash Used in Financing Activities	(530)	(2,915)
Net increase in cash and cash equivalents	255	35
Cash and cash equivalents at the beginning of the period	24	32
Cash and cash equivalents at the end of the period	279	67

6 LOANS AND ACCRUED INTEREST RECEIVABLES

Loans and accrued interest receivables classified by account status

(Million Baht)

	Consolidated			
	30 September 2009			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	827,693	259,511	1	2,595
Special Mention	18,418	3,820	2	76
Sub-Standard	8,463	2,947	100	2,947
Doubtful	8,125	3,428	100	3,426*
Doubtful of Loss	19,769	11,222	100	11,222
Allowance established in excess of BoT's regulations	-	-		8,619
Credit balance transaction	1,704	-		-
Total	884,172	280,928		28,885

* Included allowance for doubtful accounts of Kasikorn Factoring Co., Ltd which is calculated from account receivables with credit insurance from other insurance company in accordance with BoT's requirements

(Million Baht)

	Consolidated 31 December 2008			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	829,220	303,112	1	3,031
Special Mention	41,231	10,974	2	219
Sub-Standard	5,891	2,350	100	2,350
Doubtful	5,790	2,437	100	2,437
Doubtful of Loss	22,177	11,954	100	11,954
Allowance established in excess of BoT's regulations	-	-		6,403
Credit balance transaction	1,185	-		-
Total	905,494	330,827		26,394

(Million Baht)

	The Bank 30 September 2009			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	829,854	299,038	1	2,990
Special Mention	15,980	3,656	2	73
Sub-Standard	8,152	2,940	100	2,940
Doubtful	7,849	3,413	100	3,413
Doubtful of Loss	17,901	10,415	100	10,415
Allowance established in excess of BoT's regulations	-	-		7,927
Total	879,736	319,462		27,758

(Million Baht)

	The Bank 31 December 2008			
	Loans and Accrued Interest Receivables	Outstanding Debt after Deduction of Collateral Value/ NPV of Cash Flow from Debtors or Sale of Collateral	% Used for Calculating the Allowance	Allowance for Doubtful Accounts
Pass	832,450	337,059	1	3,371
Special Mention	38,821	10,782	2	216
Sub-Standard	5,464	2,332	100	2,332
Doubtful	5,523	2,384	100	2,384
Doubtful of Loss	19,784	11,089	100	11,089
Allowance established in excess of BoT's regulations	-	-		5,733
Total	902,042	363,646		25,125

Unearned interest is as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Unearned interest	5,034	4,606	247	320

Non-performing loans (NPL)

According to the BoT's directive number SOR NOR SOR 68/2551, dated 3 August 2008, titled "Preparation and announcement of condensed report of assets and liabilities of commercial banks" non-performing loans (NPL gross) are defined as sub-standard quality loans, being outstanding loans of sub-standard, doubtful, doubtful of loss and loss loan accounts in accordance with the BoT's directive number SOR NOR SOR 31/2551, dated 3 August 2008, titled "Classification and provision criteria of financial institution".

Non-performing loans, net (NPL net) refers to the non-performing loan value, net of total allowances for doubtful accounts.

In accordance with the BoT's regulations, commercial banks are required to report the following information:

- Non-performing loans (NPL gross).
- The ratio of NPL to total loans.
- Non-performing loans, net (NPL net).
- The ratio of total loans, net of allowances for doubtful accounts, which is referred to the ratio of NPL net, to total loans after deduction of allowances for doubtful accounts.

Non-performing loans (including financial institutions) based on the above directive can be summarized as follows:

(Million Baht)

	30 September 2009		31 December 2008	
	The Bank and Subsidiaries	The Bank	The Bank and Subsidiaries	The Bank
Non-performing loans, gross				
Non-performing loans	36,180	33,753	33,686	30,630
Total loans used for NPL gross ratio calculation [1]	977,134[3]	974,434	1,090,345[3]	1,088,109
Ratio of total loans	3.70	3.46	3.09	2.81
Non-performing loans, net				
Non-performing loans	17,404	15,805	15,712	13,591
Total loans used for NPL net ratio calculation [2]	958,358[3]	956,486	1,072,371[3]	1,071,070
Ratio of total loans	1.82	1.65	1.47	1.27

(1) Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

(2) Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items, net of allowance for doubtful accounts.

(3) Excluding loans to and from subsidiaries, as of 30 September 2009 and 31 December 2008 amounting to Baht 43,830 million and Baht 38,366 million, respectively.

Non-accrual loans, gross, (including financial institutions) based on the accrual basis can be summarized as follows:

(Million Baht)

	30 September 2009				
	The Bank	Phethai - AMC (Original principal)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	66,800	1,727	261	850	69,638
Total loans used for ratio Calculation[1]	974,434	1,727	4,404	40,399	977,134[2]
Percentage of total loans	6.86	100.00	5.93	2.10	7.13

(Million Baht)

	31 December 2008				
	The Bank	Phethai - AMC (Original principal)	Kasikorn Factoring	Kasikorn Leasing	The Bank and Subsidiaries
Non-accrual loans	58,059	2,065	292	843	61,259
Total loans used for ratio Calculation[1]	1,088,109	2,065	4,663	33,874	1,090,345[2]
Percentage of total loans	5.34	100.00	6.26	2.49	5.62

[1] Total loans used for NPL ratio calculation are loans to general customers as presented in the balance sheet and loans to financial institutions as included in interbank and money market items.

[2] Excluding loans to and from subsidiaries, as of 30 September 2009 and 31 December 2008 amounting to Baht 43,830 million and Baht 38,366 million, respectively.

Loans to listed companies that meet SET's criteria for delisting were as follows:

(Million Baht)

	Consolidated and The Bank					
	30 September 2009			31 December 2008		
	Loans and Accrued Interest Receivable	Collateral Value	Allowance for Doubtful Accounts	Loans and Accrued Interest Receivable	Collateral Value	Allowance for Doubtful Accounts
Listed companies which meet SET's criteria for delisting	419	27	388	348	65	219

The outstanding balances of loans to the Bank's wholly owned subsidiaries were as follows:

(Million Baht)

	30 September 2009			
	Type of loans	Maturity	Interest rate	Amount
Kasikorn Factoring Co., Ltd.	Bills	2-6 Months	Money Market Rate + Spread 1% at least	1,430
	Bills	At Call	Money Market Rate + Spread 1% at least	725
	Loans	2-4 Years	Fixed Rate	1,475
Kasikorn Leasing Co., Ltd.	Bills	30-120 Days	Money Market Rate	600
	Loans	1-6 Years	Fixed Rate	39,064

(Million Baht)

	31 December 2008			
	Type of loans	Maturity	Interest rate	Amount
Phethai Asset Management Co., Ltd.	Bills	3 Months	3-Month Fixed Deposit	530
Kasikorn Factoring Co., Ltd.	Bills	1-6 Months	Money Market Rate + Spread 1% at least	1,435
	Bills	At Call	Money Market Rate + Spread 1% at least	1,000
	Loans	1-4 Years	Fixed Rate	1,550
Kasikorn Leasing Co., Ltd.	Bills	7-120 Days	Money Market Rate	900
	Loans	1-6 Years	Fixed Rate	32,809

Transferring of Sub-Standard Quality Assets to Thai Asset Management Corporation (TAMC)

In accordance with the Emergency Decree on the Thai Asset Management Corporation B.E. 2544, on 12 October 2001, the Bank signed an Asset Transfer Agreement with TAMC to transfer eligible sub-standard quality assets outstanding as of 31 December 2000 to TAMC. All rights and duties associated with each transferred sub-standard quality asset were transferred to TAMC at a price determined by the appraised value of the underlying collateral assets, provided that the price did not exceed the book value of credits extended, less existing provisions outstanding, as required by law on the transfer date. TAMC has 180 days from the date of each transfer to examine any transferred assets. TAMC will then quote the transfer price within 7 days after the end of the examination period. After confirming the price, TAMC will issue non-transferable 10-year callable promissory notes guaranteed by FIDF. The notes bear interest equal to the weighted average of the deposit rates of five major banks, and are paid at the end of each year by means of a non-transferable, extendable one-year promissory note, guaranteed by FIDF. The rights to these notes and the received notes are included in investments in held-to-maturity debt instruments.

In accordance with the Emergency Decree B.E. 2544 and the Asset Transfer Agreement, TAMC and the Bank will share jointly the profits and responsibility for any losses on transferred assets, which are payable on the fifth and the tenth anniversaries of the transfers, starting from 1 July 2001. In the case of losses, the Bank will first be responsible for any loss, not exceeding 20% of the transfer price. The second portion of losses, again not exceeding 20% of the transfer price, will be equally shared by TAMC and the Bank. Any remaining loss would then be absorbed by TAMC. In addition, expenses of TAMC are included in the calculation of the gain or loss sharing. In the case of profit, the first portion of profits up to 20% of the transfer price is to be shared equally by TAMC and the Bank. Should there be any profit over and above this, the Bank is entitled to the remainder up to the gross book value of the assets, less the transfer price and the Bank's share in the first portion of the profits. As of 30 September 2009 and 31 December 2008, the Bank has set up an estimate for loss sharing amounting to Baht 1,100 million.

For the nine-month period ended 30 September 2009, the Bank did not transfer any sub-standard quality assets to TAMC. The gross book value of the assets transferred before deducting allowance for doubtful accounts up to 30 September 2009 was Baht 14,557 million and the estimated total transfer price up to 30 September 2009 was Baht 10,072 million, for which the Bank received promissory notes from TAMC.

The Bank was informed that loss sharing at the end of the fifth year amounting to Baht 29 million was allocated to the Bank from TAMC. Such allocation is an approximation as the TAMC will calculate the actual profit or loss at the end of the tenth year.

7 TROUBLED DEBT RESTRUCTURING

During the nine-month periods ended 30 September, the Bank and its subsidiaries engaged in debt restructuring contracts as follows:

(Million Baht)

	Consolidated				The Bank			
	2009		2008		2009		2008	
	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring	Cases	Total Outstanding Debt Before Restructuring
Debt restructuring contracts that incurred losses	539	14,075	654	9,505	526	14,032	637	9,473
Debt restructuring contracts that incurred no losses	28,738	34,759	23,922	24,914	28,700	34,717	23,887	24,742
Total	29,277	48,834	24,576	34,419	29,226	48,749	24,524	34,215

Losses on debt restructuring for the nine-month periods ended 30 September 2009 and 2008 were as follows:

(Million Baht)

		Consolidated 30 September 2009				
		Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	39	393	-	Cash, land, premises and investments	193	200
Changes of repayment conditions	456	8,452	8,452	-	-	1,402
Debt restructuring in various forms	44	5,230	4,468	Cash, land, premises and investments	762	422
Total	539	14,075	12,920		955	2,024

(Million Baht)

		Consolidated 30 September 2008				
		Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	36	260	-	Cash, land, premises and investments	180	80
Changes of repayment conditions	590	8,403	8,402	-	-	2,324
Debt restructuring in various forms	28	842	528	Cash, land, premises and investments	314	179
Total	654	9,505	8,930		494	2,583

(Million Baht)

The Bank

30 September 2009

		Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	36	393	-	Cash, land, premises and investments	193	200
Changes of repayment conditions	446	8,410	8,410	-	-	1,401
Debt restructuring in various forms	44	5,229	4,468	Cash, land, premises and investments	761	423
Total	526	14,032	12,878		954	2,024

(Million Baht)

The Bank

30 September 2008

		Outstanding Debt		Transferred Assets		Loss on
		Before	After			Debt
Types of Restructuring	Cases	Restructuring	Restructuring	Types	Fair Value	Restructuring
Transfers of assets	25	241	-	Cash, land, premises and investments	166	75
Changes of repayment conditions	584	8,390	8,390	-	-	2,323
Debt restructuring in various forms	28	842	528	Cash, land, premises and investments	314	179
Total	637	9,473	8,918		480	2,577

The Bank and its subsidiaries measure the expected recoverable amounts of loans restructured by changing repayment conditions by using the present value of future cash flows discounted by the market rate.

The terms of debt restructuring agreements with debts which were restructured by changing the repayment conditions and restructured in various other ways and which resulted in losses on debt restructuring during the nine-month periods ended 30 September are as follows:

(Million Baht)

	Consolidated							
	2009				2008			
		Outstanding Debt				Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	352	6,710	6,107	6,084	490	5,108	4,798	4,736
5 to 10 years	86	6,376	6,222	6,097	52	1,198	1,193	1,140
Over 10 years	62	596	591	572	76	2,939	2,939	2,895
Total	500	13,682	12,920	12,753	618	9,245	8,930	8,771

(Million Baht)

	The Bank							
	2009				2008			
		Outstanding Debt				Outstanding Debt		
Terms of debt restructuring agreements	Cases	Before Restructuring	After Restructuring	End of Period	Cases	Before Restructuring	After Restructuring	End of Period
Less than 5 years	342	6,668	6,065	6,051	486	5,100	4,791	4,731
5 to 10 years	86	6,375	6,222	6,097	51	1,195	1,190	1,189
Over 10 years	62	596	591	572	75	2,937	2,937	2,893
Total	490	13,639	12,878	12,720	612	9,232	8,918	8,813

The Bank and its subsidiaries recognized interest income from debt restructuring for the periods ended 30 September as follows:

(Million Baht)

	Consolidated				The Bank			
	For the Three-Month Periods		For the Nine-Month Periods		For the Three-Month Periods		For the Nine-Month Periods	
	2009	2008	2009	2008	2009	2008	2009	2008
Debt restructuring contracts that incurred losses	200	140	656	351	200	139	656	349

The Bank had commitments to extend additional loans to these borrowers as follows:

(Million Baht)

	Consolidated and The Bank	
	30 September 2009	31 December 2008
Debt restructuring contracts that incurred losses	608	181

The Bank and its subsidiaries had outstanding balances on debtors which were restructured during the period/year as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Debt restructuring contracts that incurred losses	12,753	13,093	12,720	13,088
Debt restructuring contracts that incurred no losses	26,895	27,272	26,890	27,019
Total	39,648	40,365	39,610	40,107

The Bank and its subsidiaries had outstanding balances relating to all restructured debtors which had been performing in accordance with debt restructuring agreements as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Debt restructuring contracts that incurred losses	23,926	17,585	23,637	17,557
Debt restructuring contracts that incurred no losses	39,156	37,734	39,117	37,687
Total	63,082	55,319	62,754	55,244

8 ALLOWANCE FOR DOUBTFUL ACCOUNTS

The movements in the allowance for doubtful accounts during the period/year were as follows:

(Million Baht)

Consolidated

30 September 2009

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in excess of BoT's Regulations	Total
Balance at beginning of the period	3,031	219	2,350	2,437	11,954	6,403	26,394
Doubtful accounts (reversal)*	(436)	(142)	597	989	1,973	2,281	5,262
Bad debt written off	-	(1)	-	-	(3,920)	-	(3,921)
Others	-	-	-	-	1,215	(65)	1,150
Balance at the end of the period	2,595	76	2,947	3,426	11,222	8,619	28,885

* Before deducting bad debt recovered of Baht 416 million

With effect from 1 January 2009, bad debt recovery is recognised as income and is presented net of bad debt and doubtful accounts expense in the statement of income.

(Million Baht)

Consolidated

31 December 2008

	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in excess of BoT's Regulations	Total
Balance at beginning of the year	3,302	85	2,505	5,863	8,906	3,556	24,217
Transferred from investments in receivables	-	-	-	-	1	-	1
Doubtful accounts (reversal)	(270)	137	(155)	(3,426)	5,432	2,864	4,582
Bad debt recovered	-	-	-	-	490	-	490
Bad debt written off	(1)	(3)	-	-	(4,322)	-	(4,326)
Others	-	-	-	-	1,447	(17)	1,430
Balance at the end of the year	3,031	219	2,350	2,437	11,954	6,403	26,394

(Million Baht)

	The Bank						
	30 September 2009						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in excess of BoT's Regulations	Total
Balance at beginning of the period	3,371	216	2,332	2,384	11,089	5,733	25,125
Doubtful accounts (reversal)*	(381)	(143)	608	1,029	1,845	2,194	5,152
Bad debt written off	-	-	-	-	(3,765)	-	(3,765)
Others	-	-	-	-	1,246	-	1,246
Balance at the end of the period	2,990	73	2,940	3,413	10,415	7,927	27,758

* Before deducting bad debt recovered of Baht 386 million

With effect from 1 January 2009, bad debt recovery is recognised as income and is presented net of bad debt and doubtful accounts expense in the statement of income.

(Million Baht)

	The Bank						
	31 December 2008						
	Pass	Special Mention	Sub-Standard	Doubtful	Doubtful of Loss	Allowances Established in excess of BoT's Regulations	Total
Balance at beginning of the year	3,553	74	2,477	5,847	7,813	2,853	22,617
Doubtful accounts (reversal)	(182)	142	(145)	(3,463)	5,224	2,880	4,456
Bad debt recovered	-	-	-	-	490	-	490
Bad debt written off	-	-	-	-	(4,044)	-	(4,044)
Others	-	-	-	-	1,606	-	1,606
Balance at the end of the year	3,371	216	2,332	2,384	11,089	5,733	25,125

9 REVALUATION ALLOWANCE FOR DEBT RESTRUCTURING

The movements in the revaluation allowance for debt restructuring during the period/year were as follows:

(Million Baht)

	Consolidated		The Bank	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Balance at beginning of the period/ year	3,378	1,635	3,378	1,630
Increase	2,083	3,149	2,082	3,148
Change of classification	15	(3)	-	-
Amortization to interest income	(208)	(168)	(208)	(166)
Others	(1,076)	(1,235)	(1,076)	(1,234)
Balance at the end of the period/ year	4,192	3,378	4,176	3,378

10 CLASSIFIED ASSETS

Assets of the Bank and its subsidiaries, classified as investments, loans and accrued interest receivable (including financial institutions), properties foreclosed and other assets, were categorized by quality in compliance with the BoT's regulations, taking into account analyses of each loan and appraisal of the financial standing of each borrower, as follows:

(Million Baht)

	Consolidated				
	30 September 2009				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	922,640	-	-	922,640
Special Mention	-	18,316	-	-	18,316
Sub-Standard	-	8,463	-	-	8,463
Doubtful	-	8,125	-	-	8,125
Doubtful of Loss	4,210	19,769	815	1,218	26,012
Total	4,210	977,313	815	1,218	983,556

(Million Baht)

	Consolidated				
	31 December 2008				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	1,020,363	-	-	1,020,363
Special Mention	-	40,992	-	-	40,992
Sub-Standard	-	5,891	-	-	5,891
Doubtful	-	5,790	-	-	5,790
Doubtful of Loss	4,132	22,177	985	586	27,880
Total	4,132	1,095,213	985	586	1,100,916

(Million Baht)

	The Bank				
	30 September 2009				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	924,802	-	-	924,802
Special Mention	-	15,878	-	-	15,878
Sub-Standard	-	8,152	-	-	8,152
Doubtful	-	7,849	-	-	7,849
Doubtful of Loss	4,188	17,901	473	1,216	23,778
Total	4,188	974,582	473	1,216	980,459

(Million Baht)

	The Bank				
	31 December 2008				
	Investments	Loans and Accrued Interest Receivables	Properties Foreclosed	Other Assets	Total
Pass	-	1,018,897	-	-	1,018,897
Special Mention	-	38,582	-	-	38,582
Sub-Standard	-	5,464	-	-	5,464
Doubtful	-	5,523	-	-	5,523
Doubtful of Loss	4,085	19,784	716	583	25,168
Total	4,085	1,088,250	716	583	1,093,634

11 SHARE CAPITAL AND EARNINGS PER SHARE

The calculation of the consolidated and the Bank-only basic earnings per share for the three-month period ended 30 September 2009 was based on profit attributable to ordinary shareholders of Baht 3,720 million and Baht 3,413 million, respectively (2008: Baht 3,836 million and Baht 3,750 million, respectively) and the weighted average number of ordinary shares outstanding for the three-month period ended 30 September 2009 of 2,393,260,193 shares (2008: 2,393,260,193 shares).

The calculation of the consolidated and the Bank-only basic earnings per share for the nine-month period ended 30 September 2009 was based on profit attributable to ordinary shareholders of Baht 11,224 million and Baht 10,921 million, respectively (2008: Baht 12,544 million and Baht 12,050 million, respectively) and the weighted average number of ordinary shares outstanding for the nine-month period ended 30 September 2009 of 2,393,260,193 shares (2008: 2,393,075,599 shares).

For the three-month and the nine-month periods ended 30 September 2009, the Bank did not issue ordinary shares.

The calculation of the weighted average number of ordinary shares outstanding for the three-month and the nine-month periods ended 30 September 2008 is as follows:

	Consolidated and The Bank			
	Share capital		Number of the weighted average number of ordinary shares (Shares)	
	Number of shares	Amount (Million Baht)	For the Three-Month Period Ended 30 September 2008	For the Nine-Month Period Ended 30 September 2008
Issued ordinary shares as of 1 January 2008	2,388,202,317	23,882	2,388,202,317	2,388,202,317
Add:				
- The Bank registered the change in its paid-up share capital as a result of the increases in paid-up capital from the exercise of warrants for ordinary shares which were issued and offered for sale to Bank employees (except for directors)				
11 January :	5,057,876	50	5,057,876	4,873,282
Issued ordinary shares as of 30 September 2008	2,393,260,193	23,932	2,393,260,193	2,393,075,599

12 CAPITAL REQUIREMENTS

The ratios of capital to assets (Capital Adequacy Ratio) as of 30 September 2009 and 31 December 2008 were calculated from the financial statements of the Bank. The Bank has chosen to adopt the Standardized Approach in compliance with the Basel II Accord, which is consistent with the BoT requirements.

(Million Baht)

	30 September 2009	31 December 2008
Tier 1 Capital		
Issued and fully paid up share capital, premiums on share capital	42,036	42,036
Legal reserves	3,050	2,920
Net income after appropriation	57,876	48,608
Total Tier 1 Capital Base	102,962	93,564
Tier 2 Capital		
Surplus on land revaluation	4,585	4,587
Surplus on premises revaluation	2,126	2,191
Surplus on marketable equity securities revaluation	179	91
Provision for normal assets	10,934	9,124
Subordinated debentures	33,372	33,519
Total Tier 2 Capital Base	51,196	49,512
Total Capital	154,158	143,076

The BoT's regulations requires that banks registered in Thailand maintain a capital adequacy ratio of not less than 8.5% and that tier-1 capital ratio must not be less than 4.25% of such assets and contingencies. Capital adequacy ratios maintained by the Bank were as follows:

	Percentage	
	30 September 2009	31 December 2008
Capital adequacy ratio	16.32	15.05
Tier-1 Capital ratio	10.90	9.84

13 DIVIDEND PAYMENTS

On 27 August 2009, the Board of Directors Meeting of the Bank approved to pay dividends from the six-month operating results of 2009 at the rate of Baht 0.50 per share, totaling Baht 1,197 million, which was paid on 24 September 2009.

On 3 April 2009, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2008 at the rate of Baht 2.00 per share, totaling Baht 4,787 million, of which Baht 1,197 million was paid on 25 September 2008 and the remaining balance of Baht 3,590 million was paid on 28 April 2009.

On 28 August 2008, the Board of Directors Meeting of the Bank approved to pay dividends from the six-month operating results of 2008 at the rate of Baht 0.50 per share, totaling Baht 1,197 million, which was paid on 25 September 2008.

On 3 April 2008, the General Meeting of Shareholders of the Bank approved to pay dividends from the operating results of 2007 at the rate of Baht 2.00 per share, totaling Baht 4,784 million, of which Baht 1,194 million was paid on 27 September 2007 and the remaining balance of Baht 3,590 million was paid on 28 April 2008.

14 ASSETS PLEDGED AS COLLATERAL

Assets pledged as collateral consisted of:

(Million Baht)

	Consolidated and The Bank	
	30 September 2009	31 December 2008
Deposits	885	2,433
Government bonds	26,120	-
State enterprise bonds	2,099	2,780
Total	29,104	5,213

The Bank has pledged these assets as collateral for derivatives, for electricity consumption, for court collateral and for repurchase agreements.

15 CONTINGENCIES AND COMMITMENTS

Contingencies and commitments consisted of:

(Million Baht)

	Consolidated					
	30 September 2009			31 December 2008		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	2,595	-	2,595	1,343	-	1,343
Letters of indemnity-						
borrowing	7	136	143	2	219	221
Other guarantees	90,674	7,323	97,997	75,458	8,022	83,480
Letters of credit	1,638	19,259	20,897	1,084	16,081	17,165
Exchange rate agreements						
Purchase agreements	34,274	332,211	366,485	51,543	318,468	370,011
Sale agreements	137,641	360,196	497,837	40,088	340,229	380,317
Interest rate agreements						
Purchase agreements	677,506	57,884	735,390	567,180	66,646	633,826
Sale agreements	677,052	57,884	734,936	566,726	66,646	633,372
Credit Default Swap	100	-	100	100	874	974
Unused credit line of						
overdraft	150,380	-	150,380	140,491	-	140,491
Others	6,361	15,775	22,136	4,891	8,820	13,711
Total	1,778,228	850,668	2,628,896	1,448,906	826,005	2,274,911

(Million Baht)

	The Bank					
	30 September 2009			31 December 2008		
	Baht	Foreign Currency	Total	Baht	Foreign Currency	Total
Avals on bills	2,595	-	2,595	1,343	-	1,343
Letters of indemnity-borrowing	7	136	143	2	219	221
Other guarantees	90,674	7,323	97,997	75,458	8,022	83,480
Letters of credit	1,638	19,259	20,897	1,084	16,081	17,165
Exchange rate agreements						
Purchase agreements	34,274	332,211	366,485	51,543	318,468	370,011
Sale agreements	137,641	360,196	497,837	40,088	340,229	380,317
Interest rate agreements						
Purchase agreements	677,506	57,884	735,390	567,180	66,646	633,826
Sale agreements	677,052	57,884	734,936	566,726	66,646	633,372
Credit Default Swap	100	-	100	100	874	974
Unused credit line of overdraft	150,380	-	150,380	140,491	-	140,491
Others	6,187	15,775	21,962	4,616	8,820	13,436
Total	1,778,054	850,668	2,628,722	1,448,631	826,005	2,274,636

Under normal business operations, the Bank is a defendant in various litigation against the Bank. These include cases of wrongful acts brought against the Bank, with total claims amounting to Baht 9,959 million and Baht 9,937 million as of 30 September 2009 and 31 December 2008, respectively. The Management believes that any liability resulting from this litigation will not be material to the Bank's financial position or on the results of its operations.

16 RELATED PARTY TRANSACTIONS AND BALANCES

1. Loans and contingencies made to officers[(1)] and to business entities where the Bank and its subsidiaries, their directors or officers, hold 10% or more of their paid-up capital are summarized as follows:

(Million Baht)

	Consolidated	
	30 September 2009	31 December 2008
Loans		
1. Officers	8	17
2. Business entities where the Bank and subsidiaries, their directors or officers, hold 10% or more of the paid-up capital[(2)]	761	785
Total	769	802
Contingencies		
1. Officers	-	-
2. Business entities where the Bank and subsidiaries, their directors or officers, hold 10% or more of the paid-up capital	13	22
Total	13	22

[(1)] Officers include directors and those who hold management positions (department head level and above) in the Financial Accounting Management and Financial Planning Departments.

[(2)] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

(Million Baht)

	The Bank	
	30 September 2009	31 December 2008
Loans		
1. Officers	8	17
2. Business entities where the Bank, its directors or officers, hold 10% or more of the paid-up capital[1]	44,055	39,008
Total	44,063	39,025
Contingencies		
1. Officers	-	-
2. Business entities where the Bank, its directors or officers, hold 10% or more of the paid-up capital	23	36
Total	23	36

[1] Transactions occurring between the Bank and related business entities are charged at market price as with other normal business.

2. Related Parties

Relationships between the Bank and other business entities where control exists consisted of:

Company Name	Type of Relationship	% Shareholding Direct and Indirect 30 September 2009	% Shareholding Direct and Indirect 31 December 2008	Type of share	Type of Business
Phethai Asset Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Asset Management
Kasikorn Research Center Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Kasikorn Asset Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Mutual Fund Management
Kasikorn Securities Public Co., Ltd.	Subsidiary	99.99%	99.99%	Ordinary share	Securities Business
Kasikorn Factoring Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Lending
Kasikorn Leasing Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Lending
Progress Land and Buildings Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Property Development
KHAO KLA Venture Capital Management Co., Ltd.*	Subsidiary	100.00%	100.00%	Ordinary share	Venture Capital Management
K-SME Venture Capital Co., Ltd	Subsidiary	100.00%	100.00%	Ordinary share	Venture Capital
Progress Gunpai Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Plus Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Facilities Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Management Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Software Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Storage Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Service Support Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Service Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress HR Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Appraisal Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Collection Co., Ltd.	Subsidiary	100.00%	100.00%	Ordinary share	Service
Progress Training Co., Ltd.	Subsidiary	100.00%	-	Ordinary share	Service

* Kasikorn Asset Management Co., Ltd. directly and indirectly holds 100% shares in KHAO KLA Venture Capital Management Co., Ltd.

3. Significant transactions occurring between the Bank and the Asset Management Company are summarized as follows:

(Million Baht)

	The Bank	
	30 September 2009	31 December 2008
Loans		
Subsidiary Company		
- Phethai Asset Management Co., Ltd.		
Beginning of the period/year	530	3,745
Deduction	(530)	(3,215)
Ending of the period/year	-	530
Accrued interest receivables		
Subsidiary Company		
- Phethai Asset Management Co., Ltd.	-	2
Deposits		
Subsidiary Company		
- Phethai Asset Management Co., Ltd.	279	26

(Million Baht)

	The Bank	
	For the Three-Month Periods Ended 30 September	
	2009	2008
Interest income		
Subsidiary Company		
- Phethai Asset Management Co., Ltd.	-	6

(Million Baht)

	The Bank	
	For the Nine-Month Periods Ended 30 September	
	2009	2008
Interest income		
Subsidiary Company		
- Phethai Asset Management Co., Ltd.	3	31

Loans to Phethai Asset Management Company Limited are 3-month bills with interest rates equal to the interest rate of a 3-month fixed deposit. Deposits were pledged as collateral. As of 31 December 2008, the pledged deposits were Baht 18 million. There is no loan to Phethai Asset Management Company Limited as of 30 September 2009.

As at 31 December 2008, the Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited, classified as normal loans, amounting to Baht 5 million.

Income and expenses shared between the Bank and Phethai Asset Management Company Limited are charged at cost, except for fee income, which is charged at market price.

The Bank has provided an allowance for doubtful accounts for Phethai Asset Management Company Limited using the same method as for general customers and in accordance with the BoT's regulations.

4. Additional transactions occurring between the Bank and related business entities, which are charged at market price as with other normal business or the price as stipulated in the agreement, are as follows:

4.1 Assets, liabilities and contingencies between the Bank, its subsidiary and associated companies are summarized as follows:

(Million Baht)

	Consolidated		The Bank	
	31 September 2009	31 December 2008	30 September 2009	31 December 2008
Loans				
Subsidiary Companies				
- Kasikorn Leasing Co., Ltd.	-	-	39,664	33,709
- Kasikorn Factoring Co., Ltd.	-	-	3,630	3,985
Other Assets				
Subsidiary Company				
- Kasikorn Asset Management Co., Ltd.	-	-	52	39
Deposits				
Subsidiary Companies				
- Kasikorn Leasing Co., Ltd.	-	-	199	187
- Progress Gunpai Co., Ltd.	-	-	152	214
- Kasikorn Asset Management Co., Ltd.	-	-	123	142
- Progress Software Co., Ltd.	-	-	89	73
- Kasikorn Factoring Co., Ltd.	-	-	82	111
- Progress Appraisal Co., Ltd.	-	-	49	65
- K-SME Venture Capital Co., Ltd	-	-	46	58
- Progress Land and Buildings Co., Ltd.	-	-	40	27
- Kasikorn Research Center Co., Ltd.	-	-	37	37
- Progress Service Support Co., Ltd.	-	-	36	48
- Progress Service Co., Ltd.	-	-	36	32
- Progress Plus Co., Ltd.	-	-	32	53
- Progress Facilities Management Co., Ltd.	-	-	28	25
- Progress HR Co., Ltd.	-	-	20	34
- Progress Training Co., Ltd.	-	-	19	-
- Progress Management Co., Ltd.	-	-	18	27
- Progress Storage Co., Ltd.	-	-	18	23

(Million Baht)

	Consolidated		The Bank	
	30 September 2009	31 December 2008	30 September 2009	31 December 2008
Deposits				
Associated Company				
- Processing Center Co., Ltd.	23	17	23	17
Interbank and Money Market Items (Liabilities)				
Subsidiary Company				
- Kasikorn Securities Public Co., Ltd.	-	-	1,027	518
Borrowings				
Subsidiary Companies				
- Kasikorn Asset Management Co., Ltd.	-	-	567	615
- Kasikorn Leasing Co.,Ltd.	-	-	491	111
Other Liabilities				
Subsidiary Companies				
- Progress Software Co., Ltd.	-	-	161	161
- Progress Plus Co., Ltd.	-	-	25	50
- Progress Management Co., Ltdl	-	-	15	6
- Progress HR Co., Ltd.	-	-	13	18
- Progress Appraisal Co., Ltd.	-	-	12	14
- Kasikorn Securities Public Co., Ltd.	-	-	2	11
Contingencies				
Subsidiary Company				
- Kasikorn Factoring Co., Ltd.	-	-	29	15

Certain subsidiaries and associated companies have entered into 1-2 year building lease and service agreements with the Bank. Rentals are charged at cost plus increment from additional administration and maintenance expenditures incurred. As of 30 September 2009 and 31 December 2008, the Bank and its related parties have rental and service agreements with remaining tenures amounting to Baht 17 million and Baht 18 million, respectively.

The Bank has entered into 5-year car leasing agreements with Kasikorn Leasing Co., Ltd. Such agreements are classified as finance lease agreements, charged at market rates. As at 30 September 2009 and 31 December 2008, the book value of finance lease liabilities, before elimination, amounts to Baht 491 million and Baht 111 million, respectively.

The Bank entered into an Information Technology Service Agreement with Progress Software Co., Ltd., under which the service will be provided until 31 December 2010. As of 30 September 2009 and 31 December 2008, the Bank is committed to pay total service fees of Baht 44 million and Baht 45 million, respectively.

4.2 Revenue and expenses occurring between the Bank, its subsidiaries and associated companies are summarized as follows:

(Million Baht)

	Consolidated For the Three-Month Periods Ended 30 September		The Bank For the Three-Month Periods Ended 30 September	
	2009	2008	2009	2008
Subsidiary Companies				
Revenue:				
Interest income	-	-	404	356
Dividend income	-	-	130	164
Fee income	-	-	145	110
Other income	-	-	11	16
Expenses:				
Interest expenses	-	-	18	-
Personnel expenses	-	-	33	33
Other expenses	-	-	748	669
Associated Companies				
Expenses:				
Other expenses	4	14	4	14

(Million Baht)

	Consolidated		The Bank	
	For the Nine-Month Periods Ended 30 September		For the Nine-Month Periods Ended 30 September	
	2009	2008	2009	2008
Subsidiary Companies				
Revenue:				
Interest income	-	-	1,209	978
Dividend income	-	-	600	284
Fee income	-	-	393	324
Other income	-	-	36	45
Expenses:				
Interest expenses	-	-	44	23
Personnel expenses	-	-	273	254
Other expenses	-	-	1,954	1,823
Associated Companies				
Expenses:				
Other expenses	6	47	6	47

The Bank entered into a staff secondment agreement with Kasikorn Securities Public Company Limited, commencing from January 2006. The agreement shall be terminated at any time by the Bank giving notice 60 days prior to the termination date. The Bank is responsible for salaries, welfare and other benefits and any liabilities that arise or may arise from the actions of the employees.

For the nine-month periods ended 30 September 2009 and 2008, the Bank incurred expenses amounting to Baht 273 million and Baht 254 million, respectively, presented as personnel expenses in the statements of income.

4.3 Assets, liabilities and contingencies between the Bank and other business entities in which the directors, key executive officers and close members of their families have significant influence were summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	30 September 2009	31 December 2008
Loans		
- Charoen Pokphand Foods Public Co., Ltd.	1,000	111
- Jutha Maritime Public Co., Ltd.	926	669
- Bangkok Glass Industry Co., Ltd.	800	300
- Yip In Tsoi & Jacks Ltd.	29	53
Deposits		
- Muang Thai Life Assurance Co., Ltd.	905	469
- Serm Suk Public Co., Ltd.	470	538
- Muang Thai Insurance Public Co., Ltd	309	376
- Mitsubishi Elevator Asia Co., Ltd.	91	87
- The Deves Insurance Public Co., Ltd.	46	22
- Sermsuk Beverage Co., Ltd.	39	16
- National ITMX Co., Ltd.	22	19
- Nithi Thamrong Co., Ltd.	21	45
- Smithithada Co., Ltd.	14	70
- Bangkok Glass Industry Co., Ltd.	13	73
- Quality Houses Public Co., Ltd.	11	2
- Dole Thailand Co., Ltd.	11	1
- PTT Public Co., Ltd.	-(1)	6,304
- Thai British Security Printing Public Co., Ltd.	-(1)	138
- Informax System Solutions & Services Co., Ltd.	-(1)	21

(1) As of 30 September 2009, the company was not related to the Bank.

(Million Baht)

	Consolidated and The Bank	
	30 September 2009	31 December 2008
Contingencies		
- Charoen Pokphand Foods Public Co., Ltd.	1,167	1,514
- Quality Houses Public Co., Ltd.	147	207
- Dole Thailand Co., Ltd.	113	150
- Bangkok Glass Industry Co., Ltd.	53	14
- Jutha Maritime Public Co., Ltd.	28	30
- Yip In Tsoi & Jacks Ltd.	18	108
- PTT Public Co., Ltd.	-[1]	401
- Thai British Security Printing Public Co., Ltd.	-[1]	44
- Samart Telcom Public Co., Ltd.	-[1]	30

[1] As of 30 September 2009, the company was not related to the Bank.

4.4 Assets, liabilities and contingencies between the Bank and its directors and key executive officers or the Bank's employees who have authority and responsibility for planning, directing and controlling the activities of the Bank are summarized as follows:

(Million Baht)

	Consolidated and The Bank	
	30 September 2009	31 December 2008
Loans	9	21
Deposits	1,281	1,370

17 THE FINANCIAL POSITIONS AND RESULTS OF OPERATIONS DIFFERENTIATED BY DOMESTIC AND FOREIGN BUSINESS

The financial positions and results of operations differentiated by domestic and foreign business can be summarized as follows:

1. Financial Position Classified by Types of Business

(Million Baht)

	Consolidated 30 September 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,233,404	14,728	1,248,132	(6,124)	1,242,008
Interbank and money market items - net (assets)	99,607	2,654	102,261	-	102,261
Investments - net	168,476	11,413	179,889	-	179,889
Loans	882,657	392	883,049	-	883,049
Deposits	938,180	10	938,190	-	938,190
Interbank and money market items (liabilities)	48,969	-	48,969	-	48,969
Borrowings	74,480	6,131	80,611	-	80,611
Contingencies	2,653,503	12,304	2,665,807	(36,911)	2,628,896

(Million Baht)

	Consolidated 31 December 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,295,814	9,605	1,305,419	(1,374)	1,304,045
Interbank and money market items - net (assets)	195,032	1,759	196,791	-	196,791
Investments - net	99,058	3,887	102,945	-	102,945
Loans	903,680	328	904,008	-	904,008
Deposits	967,939	11	967,950	-	967,950
Interbank and money market items (liabilities)	16,300	-	16,300	-	16,300
Borrowings	131,197	6,962	138,159	-	138,159
Contingencies	2,293,303	23,540	2,316,843	(41,932)	2,274,911

(Million Baht)

	The Bank				
	30 September 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,232,851	14,728	1,247,579	(6,124)	1,241,455
Interbank and money market items - net (assets)	99,496	2,654	102,150	-	102,150
Investments - net	177,605	11,413	189,018	-	189,018
Loans	878,252	392	878,644	-	878,644
Deposits	939,199	10	939,209	-	939,209
Interbank and money market items (liabilities)	49,944	-	49,944	-	49,944
Borrowings	73,955	6,131	80,086	-	80,086
Contingencies	2,653,329	12,304	2,665,633	(36,911)	2,628,722

(Million Baht)

	The Bank				
	31 December 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Total assets	1,295,321	9,605	1,304,926	(1,374)	1,303,552
Interbank and money market items - net (assets)	194,949	1,759	196,708	-	196,708
Investments - net	107,931	3,887	111,818	-	111,818
Loans	900,259	328	900,587	-	900,587
Deposits	968,777	11	968,788	-	968,788
Interbank and money market items (liabilities)	16,852	-	16,852	-	16,852
Borrowings	131,015	6,962	137,977	-	137,977
Contingencies	2,293,028	23,540	2,316,568	(41,932)	2,274,636

2. Results of Operations Classified by Types of Business

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended 30 September 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	13,194	85	13,279	(68)	13,211
Interest expense	2,417	168	2,585	(68)	2,517
Net income (expense) from interest and dividend	10,777	(83)	10,694	-	10,694
Non-interest income	6,534	102	6,636	-	6,636
Non-interest expense	11,680	48	11,728	-	11,728
Income (loss) before income tax	5,631	(29)	5,602	-	5,602

(Million Baht)

	Consolidated				
	For the Three-Month Period Ended 30 September 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	15,565	129	15,694	(104)	15,590
Interest expense	4,564	181	4,745	(104)	4,641
Net income (expense) from interest and dividend	11,001	(52)	10,949	-	10,949
Non-interest income	4,864	168	5,032	-	5,032
Non-interest expense	10,173	32	10,205	-	10,205
Income before income tax	5,692	84	5,776	-	5,776

(Million Baht)

	The Bank				
	For the Three-Month Period Ended 30 September 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	13,022	85	13,107	(68)	13,039
Interest expense	2,424	168	2,592	(68)	2,524
Net income (expense) from interest and dividend	10,598	(83)	10,515	-	10,515
Non-interest income	5,880	102	5,982	-	5,982
Non-interest expense	11,292	48	11,340	-	11,340
Income (loss) before income tax	5,186	(29)	5,157	-	5,157

(Million Baht)

	The Bank				
	For the Three-Month Period Ended 30 September 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	15,489	129	15,618	(104)	15,514
Interest expense	4,558	181	4,739	(104)	4,635
Net income (expense) from interest and dividend	10,931	(52)	10,879	-	10,879
Non-interest income	4,354	168	4,522	-	4,522
Non-interest expense	9,775	32	9,807	-	9,807
Income before income tax	5,510	84	5,594	-	5,594

(Million Baht)

	Consolidated				
	For the Nine-Month Period Ended 30 September 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	42,500	250	42,750	(208)	42,542
Interest expense	10,029	522	10,551	(208)	10,343
Net income (expense) from interest and dividend	32,471	(272)	32,199	-	32,199
Non-interest income	17,996	270	18,266	-	18,266
Non-interest expense	34,447	121	34,568	-	34,568
Income (loss) before income tax	16,020	(123)	15,897	-	15,897

(Million Baht)

	Consolidated				
	For the Nine-Month Period Ended 30 September 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	43,780	644	44,424	(496)	43,928
Interest expense	12,034	782	12,816	(496)	12,320
Net income (expense) from interest and dividend	31,746	(138)	31,608	-	31,608
Non-interest income	15,809	364	16,173	-	16,173
Non-interest expense	29,857	104	29,961	-	29,961
Income before income tax	17,698	122	17,820	-	17,820

(Million Baht)

	The Bank				
	For the Nine-Month Period Ended 30 September 2009				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	42,391	250	42,641	(208)	42,433
Interest expense	10,046	522	10,568	(208)	10,360
Net income (expense) from interest and dividend	32,345	(272)	32,073	-	32,073
Non-interest income	16,246	270	16,516	-	16,516
Non-interest expense	33,240	121	33,361	-	33,361
Income (loss) before income tax	15,351	(123)	15,228	-	15,228

(Million Baht)

	The Bank				
	For the Nine-Month Period Ended 30 September 2008				
	Domestic Business	Foreign Business	Total	Eliminated Transactions	Total
Interest and dividend income	43,462	644	44,106	(496)	43,610
Interest expense	12,040	782	12,822	(496)	12,326
Net income (expense) from interest and dividend	31,422	(138)	31,284	-	31,284
Non-interest income	14,260	364	14,624	-	14,624
Non-interest expense	28,724	104	28,828	-	28,828
Income before income tax	16,958	122	17,080	-	17,080

18 RECLASSIFICATION OF ACCOUNTS

Certain accounts in the balance sheet as at 31 December 2008 have been reclassified to conform with the presentation in the balance sheet as at 30 September 2009.

Significant reclassifications are as follows:

(Million Baht)

	31 December 2008					
	Consolidated			The Bank		
	Before reclassifications	Reclassifications	After reclassifications	Before reclassifications	Reclassifications	After reclassifications
Balance sheet						
Assets						
Interbank and money market items						
Domestic items						
Interest bearing	187,805	(582)	187,223	188,236	(1,073)	187,163
Foreign items						
Interest bearing	6,911	(1,361)	5,550	6,911	(1,361)	5,550
Leasehold - net	-	629	629	-	629	629
Intangible assets - net	9,223	(629)	8,594	7,912	(629)	7,283
Derivative assets	36,452	30	36,482	36,452	30	36,482
Other assets - net	8,186	2,404	10,590	6,385	2,404	8,789
Liabilities						
Interbank and money market items						
Foreign items						
Interest bearing	3,619	(2,611)	1,008	3,619	(2,611)	1,008
Derivative liabilities	31,900	130	32,030	31,900	130	32,030
Provisions	-	4,233	4,233	-	4,207	4,207
Other liabilities	21,598	(1,261)	20,337	20,743	(1,726)	19,017
		-			-	

The reclassifications have been made because, in the opinion of management, the new classification is more appropriate to the nature of business and in accordance with relevant accounting guidelines.

19 BUSINESS AND RISK MANAGEMENT POLICIES RELATING TO TRANSACTIONS AMONG GROUP OF COMPANIES OFFERING FINANCIAL SERVICES

In accordance with the Bank of Thailand's notification number Sor Nor Sor 66/2008, dated 3 August 2008, regarding "Consolidated Supervision", the Bank is required to disclose policies relating to business and risk management policies relating to transactions among groups of companies offering financial services, summarised as follows:

- For business transactions among groups of companies offering financial services, requirements for type of transactions, including relevant criteria and limitations have been established. They follow the same process, as applied to other parties.
- For business transactions and services among groups of companies, there are supervision to ensure that appropriate market prices are used, that level of transactions among the companies and level of guarantee for third parties are in compliance with applicable rules and regulations.
- Risk management policies for transactions among groups of companies offering financial services have been established and included on the consolidated risk management policies, which have been approved by the Bank's Board of Directors.

See Note 16 for related party transactions and balances for transactional information, which are in compliance with the above policies.

20 THAI ACCOUNING STANDARD (TAS) NOT YET ADOPTED

The Bank and its subsidiaries have not adopted the following new and revised TAS that have been issued as of the balance sheet date but are not yet effective. These revised TAS will become effective for financial periods beginning on or after 1 January 2011.

TAS 24 (revised 2007)	*Related Party Disclosures*
TAS 40	*Investment Property*

The adoption and initial application of these revised TAS is not expected to have any material impact on the consolidated or the Bank's financial statements.

21 APPROVAL OF FINANCIAL STATEMENTS

The financial statements were approved for issue by the Audit Committee on 11 November 2009.